THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES OR ACCEPT ANY OFFER TO BUY THESE SECURITIES UNTIL THIS PROSPECTUS SUPPLEMENT IS DELIVERED IN FINAL FORM. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

FILED PURSUANT TO RULE 424(B)(5)

REGISTRATION NO. 333-48288

                                  $250,000,000

                                  (LAMAR LOGO)

                           LAMAR ADVERTISING COMPANY
                           % CONVERTIBLE NOTES DUE 2010

     We are offering $250,000,000 of our      % Convertible Notes due 2010.
Interest on the notes will be payable on June 30 and December 31 of each year, beginning on December 31, 2003. Holders may convert the notes into shares of our
Class A common stock at a conversion rate of          shares per $1,000
principal amount of notes, subject to adjustment, before the close of business on December 31, 2010.

     We may not redeem any of the notes at our option prior to their maturity. If a change of control as described in this prospectus supplement occurs prior to the maturity of the notes, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

     The notes are our senior unsecured debt and will rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt.

     Our Class A common stock is quoted on the Nasdaq National Market under the symbol "LAMR." On June 9, 2003 the last reported sale price of our Class A common stock on the Nasdaq National Market was $35.69 per share.

     INVESTING IN THE NOTES INVOLVES RISKS.   SEE "RISK FACTORS" BEGINNING ON
PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                   PRICE      % PLUS ACCRUED INTEREST, IF ANY
                             ---------------------

                                                              PER NOTE    TOTAL
                                                              --------   --------
Initial public offering price...............................
Underwriting discounts and commissions......................
Proceeds to Lamar, before expenses..........................

     We have granted to the underwriters an option to purchase, in the event the underwriters sell more than $250,000,000 principal amount of notes, up to an additional $37,500,000 aggregate principal amount of notes.

     The underwriters expect to deliver the notes to purchasers on or about June , 2003.

JPMORGAN                                                          MORGAN STANLEY
                             ---------------------
GOLDMAN, SACHS & CO.                                         WACHOVIA SECURITIES

                                          , 2003

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Summary..............................    S-1
Risk Factors.........................    S-8
Note Regarding Forward-Looking
  Statements.........................   S-14
Use of Proceeds......................   S-15
Capitalization.......................   S-16
Price Range of Class A Common
  Stock..............................   S-18
Dividend Policy......................   S-18
Description of Notes.................   S-19
Material United States Federal Income
  Tax Considerations.................   S-29
Description of Capital Stock.........   S-32
Description of Material
  Indebtedness.......................   S-35
Underwriting.........................   S-40
Legal Matters........................   S-41
Experts..............................   S-41
Incorporation by Reference...........   S-42

PROSPECTUS

Where You Can Find More Information....     3
Business of Lamar......................     3
Note Regarding Forward-Looking
  Statements...........................     4
Risk Factors...........................     5
Use of Proceeds........................     9
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends............     9
Description of Debt Securities.........    10
Description of Preferred Stock.........    18
Description of Lamar Class A Common
  Stock................................    19
Description of Warrants................    20
Plan of Distribution...................    22
Legal Matters..........................    23
Experts................................    24

              IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This prospectus supplement relates to the offer and sale by us of $250,000,000 aggregate principal amount of notes pursuant to the prospectus to which this prospectus supplement relates. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the securities. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.

                                    SUMMARY

     This summary highlights the information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement and the accompanying prospectus and the documents incorporated herein by reference. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements incorporated by reference in this prospectus supplement. Unless otherwise indicated, financial information included or incorporated by reference in this prospectus supplement is presented on an historical basis.

OUR BUSINESS

     We are one of the largest outdoor advertising companies in the United States based on number of displays and have operated under the Lamar name since 1902. As of March 31, 2003, we owned and operated approximately 146,000 billboard advertising displays in 44 states, operated over 96,000 logo sign displays in 21 states and the province of Ontario, Canada, and operated approximately 13,000 transit advertising displays in 15 states.

     The three principal areas that make up our business are:

     - Billboard advertising. We offer our customers a fully integrated service, covering their billboard display requirements from ad copy production to placement and maintenance. Our billboard advertising displays are comprised of bulletins and posters. As a result of their greater impact and higher cost, bulletins are usually located on major highways. Posters are usually concentrated on major traffic arteries or on city streets to target pedestrian traffic.

     - Logo signs. We are the largest provider of logo sign services in the United States, operating 21 of the 26 privatized state logo sign contracts. Logo signs are erected near highway exits to direct motor traffic to service and tourist attractions, as well as to advertise gas, food, camping and lodging.

     - Transit advertising. We provide transit advertising in 42 transit markets. Transit displays appear on the exterior or interior of public transportation vehicles or stations, such as buses, trains, commuter rail, subways, platforms and terminals.

     Our business has grown rapidly through a combination of internal growth and acquisitions. Our growth has been enhanced by strategic acquisitions that resulted in increased operating efficiencies, greater geographic diversification and increased market penetration. Historically, we have focused on small to mid-sized markets where we have pursued acquisition opportunities in order to establish a leadership position. Since January 1, 1997, we have successfully completed over 460 acquisitions of outdoor advertising businesses and assets. Our acquisitions have expanded our operations in major markets. We currently have a presence in 33 of the top 50 outdoor advertising markets in the United States. Our large national footprint gives us the ability to offer cross-market advertising opportunities to both our local and national advertising customers.

OUR STRATEGY

     Our objective is to be a leading provider of outdoor advertising services in the markets we serve. Our strategy to achieve this goal includes the following elements:

     Continue to provide high quality local sales and service. We seek to identify and closely monitor the needs of our customers and to provide them with a full complement of high quality advertising services at a lower cost than competitive media. Local advertising constituted approximately 85% of our net revenues for the three months ended March 31, 2003, which we believe is higher than the industry average. We believe that the experience of our regional and local managers has contributed greatly to our success. For example, our regional managers have been with us for an average of 22 years. In an effort to provide high quality sales service at the local level, we employed 783 local account executives as of March 31, 2003. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of our central office, as well as offices in our other markets, in the event that business opportunities or customers' needs support such an allocation of resources.

     Continue a centralized control and decentralized management structure. We believe that for our particular business, centralized control and a decentralized organization provides for greater economies of scale and is more responsive to particular local market demands. Therefore, we maintain centralized accounting and financial control over our local operations, but our local managers are responsible for the day-to-day operations in each local market and are compensated according to that market's financial performance.

     Continue to focus on internal growth. Within our existing markets, we seek to increase our revenue and improve our cash flow by employing highly targeted local marketing efforts to improve our display occupancy rates and by increasing advertising rates. This strategy is facilitated through our local offices, which allow us to respond quickly to the demands of our local customer base. In addition, we routinely invest in upgrading our existing displays and constructing new displays in order to provide high quality service to our current customers and to attract new advertisers. From January 1, 1997 to March 31, 2003, we invested over $428 million in improvements to our existing displays and in constructing new displays.

     Continue to pursue strategic acquisitions. We intend to enhance our growth by pursuing strategic acquisitions, which we anticipate will result in increased operating efficiencies, greater geographic diversification and increased market penetration. In addition to acquiring outdoor advertising assets in new markets, we purchase complimentary outdoor advertising assets within our existing markets or in contiguous markets. We believe that acquisitions also offer us opportunities for inter-market cross-selling. Although the advertising industry is becoming more consolidated, we believe there will be continuing opportunities for implementing our acquisition strategy given the industry's continued fragmentation among smaller advertising companies. From January 1, 2002 to March 31, 2003, we completed 89 acquisitions for an aggregate purchase price of approximately $158 million.

     Continue to pursue other advertising opportunities. We plan to pursue additional logo sign contract awards. We also plan to continue pursuing transit advertising opportunities that arise in our primary markets.

OUR HISTORY

     We conduct a business that has operated under the Lamar name since 1902. We completed a reorganization on July 20, 1999 to create a new holding company structure. At that time Lamar Advertising Company was renamed Lamar Media Corp. and we, as the newly-formed parent company, took the Lamar Advertising Company name.

FINANCING DEVELOPMENTS

     In December 2002, our wholly owned subsidiary, Lamar Media Corp., issued $260 million aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013. The proceeds of this issuance, together with additional cash, were used to redeem all of its outstanding 9 5/8% Senior Subordinated Notes due 2006 in aggregate principal amount of approximately $255 million for a redemption price equal to 103.208% of the principal amount of the notes in January 2003.

     In March 2003, Lamar Media Corp. replaced its existing bank credit facility with a new bank credit facility. The new bank credit facility is comprised of a $225 million revolving bank credit facility and a $975 million term facility. The new bank credit facility also includes a $500 million incremental facility, which permits it to request that its lenders enter into commitments to make additional term loans. Its lenders have no obligation to make additional term loans under the incremental facility, but may enter into such commitments in their sole discretion.

     On May 29, 2003, Lamar Media Corp. gave the trustee of its 8 5/8% Senior Subordinated Notes due 2007 irrevocable instructions to redeem $100.0 million aggregate principal amount of its existing 8 5/8% Senior Subordinated Notes due 2007 on June 28, 2003 at a redemption price equal to 104.313% of the aggregate principal amount thereof plus accrued interest thereon through June 27, 2003. The redemption price is expected to be approximately $106.8 million.

     On June 12, 2003, Lamar Media Corp. is expected to issue $125.0 million aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013. The proceeds of this issuance will be used to redeem $100.0 million of Lamar Media Corp.'s 8 5/8% Senior Subordinated Notes due 2007 pursuant to the redemption notice described in the preceding paragraph. The remaining net proceeds from Lamar Media's offering of 7 1/4% notes will be used to pay a portion of outstanding indebtedness under Lamar Media's revolving bank credit facility.

            SUMMARY CONSOLIDATED HISTORICAL AND OTHER FINANCIAL DATA

     The following table contains our summary consolidated historical financial information and other operating data for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the three months ended March 31, 2002 and 2003. We have prepared this information from audited consolidated financial statements for the years ended December 31, 1998 through December 31, 2002 and from unaudited condensed consolidated financial statements for the three months ended March 31, 2002 and March 31, 2003.

     In our opinion, the information for the three months ended March 31, 2002 and March 31, 2003 reflects all adjustments consisting only of normal recurring adjustments, necessary to fairly present the results of operations and financial condition. Results for interim periods should not be considered indicative of results for any other periods or for the year. This is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

     Balance sheet data is set forth below on: (1) an actual basis; (2) an as adjusted basis to give effect to the offering by Lamar Media of $125.0 million in aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013, which is expected to close on June 12, 2003, and the application of the net proceeds to redeem $100.0 million of Lamar Media's outstanding 8 5/8% Senior Subordinated Notes due 2007 and pay down borrowings on Lamar Media's revolving bank credit facility; and (3) an as further adjusted basis after giving effect to the offering of the notes and the application of the net proceeds to redeem a portion of our outstanding 5 1/4% Convertible Notes due 2006.

                                                                                            THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                        MARCH 31,
                                   ------------------------------------------------------   -------------------
                                     1998       1999       2000        2001        2002       2002       2003
                                   --------   --------   ---------   ---------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues.....................  $288,588   $444,135   $ 687,319   $ 729,050   $775,682   $176,538   $184,221
Operating expenses:
  Direct advertising expenses....    92,849    143,090     217,465     251,483    274,772     67,227     71,557
  General and administrative
    expenses.....................    60,935     94,372     138,072     151,048    167,182     41,206     42,847
  Depreciation and
    amortization.................    88,791    177,138     318,096     355,529    277,893     67,100     67,513
  Gain on disposition of
    assets.......................    (1,152)    (5,481)       (986)       (923)      (336)       (89)       (30)
    Total operating expenses.....   241,423    409,119     672,647     757,137    719,511    175,444    181,887
Operating income (loss)..........    47,165     35,016      14,672     (28,087)    56,171      1,094      2,334
Interest expense, net............    59,246     88,198     145,892     126,221    106,343     26,555     23,642
Earnings (loss) before income
  taxes and cumulative effect of
  change in accounting
  principle......................   (12,081)   (53,480)   (131,220)   (154,308)   (56,022)   (25,461)   (32,481)
Income tax expense (benefit).....      (191)    (9,712)    (37,115)    (45,674)   (19,694)    (9,298)   (11,888)
Net earnings (loss)..............   (11,890)   (44,535)    (94,105)   (108,634)   (36,328)   (16,163)   (32,272)
Preferred stock dividends........      (365)      (365)       (365)       (365)      (365)       (91)       (91)
Net loss applicable to common
  stock..........................   (12,255)   (44,900)    (94,470)   (108,999)   (36,693)   (16,254)   (32,363)
Loss per common share -- basic
  and diluted:
  Loss before accounting
    change.......................     (0.24)     (0.64)      (1.04)      (1.11)     (0.36)     (0.16)     (0.20)
  Cumulative effect of a change
    in accounting principle......         -      (0.01)          -           -          -          -      (0.12)
  Net loss.......................     (0.24)     (0.65)      (1.04)      (1.11)     (0.36)     (0.16)     (0.32)

                                                                                            THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                        MARCH 31,
                                   ------------------------------------------------------   -------------------
                                     1998       1999       2000        2001        2002       2002       2003
                                   --------   --------   ---------   ---------   --------   --------   --------
                                                              (DOLLARS IN THOUSANDS)
OTHER DATA:
Adjusted EBITDA(1)...............  $135,956   $212,154   $ 332,768   $ 327,442   $334,064   $ 68,194   $ 69,847
Ratio of earnings to fixed
  charges(2).....................     0.84x      0.52x       0.28x       0.09x      0.64x      0.33x      0.09x
Cash flows from operating
  activities.....................  $ 72,498   $110,551   $ 177,601   $ 190,632   $237,017   $ 17,321   $ 21,054
Cash flows used in investing
  activities.....................   535,217    950,650     435,595     382,471    155,763     51,631     23,508
Cash flows provided by (used in)
  financing activities...........   584,070    719,903     321,933     132,384    (78,529)    48,546     (5,286)

                                                                   AS OF MARCH 31, 2003
                                                           -------------------------------------
                                                                                      AS FURTHER
                                                             ACTUAL     AS ADJUSTED    ADJUSTED
                                                           ----------   -----------   ----------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AS OF END OF PERIOD):
Cash and cash equivalents................................  $    7,870   $   31,263    $
Working capital..........................................      99,208      122,192
Total assets.............................................   3,619,041    3,643,151
Total debt (including current maturities)................   1,738,163    1,768,107     1,768,107
Total long term liabilities..............................   1,868,151    1,895,410
Stockholders' equity.....................................   1,695,851    1,692,292     1,685,338

---------------

(1) Adjusted EBITDA is defined as operating income (loss) before depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP). Adjusted EBITDA should not be considered in isolation or as an alternative to net income or cash flows from operating activities, which are determined in accordance with GAAP, as an indicator of our operating performance or as measure of our liquidity. It is, however, a measurement we believe is useful to evaluate our operating performance as it reflects operating income before the impact of depreciation and amortization, which can vary widely depending on non-operating activities. Adjusted EBITDA is also a measure that we believe is customarily used by financial analysts to evaluate the financial performance of companies in the media industry. The calculation of Adjusted EBITDA that we use may not be comparable to similarly titled measures used by other companies. Also, this definition of Adjusted EBITDA differs from Adjusted EBITDA calculations contained in some of our previously filed public reports, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

    Below is a table that reconciles Adjusted EBITDA to operating income (loss):

                                                                                    THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                       MARCH 31,
                             ----------------------------------------------------   -------------------
                               1998       1999       2000       2001       2002       2002       2003
                             --------   --------   --------   --------   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Operating income (loss)....  $ 47,165   $ 35,016   $ 14,672   $(28,087)  $ 56,171   $ 1,094    $ 2,334
Depreciation and
  amortization.............    88,791    177,138    318,096    355,529    277,893    67,100     67,513
                             --------   --------   --------   --------   --------   -------    -------
Adjusted EBITDA............   135,956    212,154    332,768    327,442    334,064    68,194     69,847

---------------

(2) The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net earnings (loss) before income taxes and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the three months ended March 31, 2002 and 2003, earnings were insufficient to cover fixed charges by $12.1 million, $53.5 million, $131.2 million, $154.3 million, $56.0 million, $25.5 million and $32.5 million, respectively.

                                  THE OFFERING

     Please refer to "Description of Notes" in this prospectus supplement for more information about the notes.

Issuer........................   Lamar Advertising Company

Notes offered.................          % Convertible Notes due 2010

Total principal amount being
issued........................   $250,000,000 ($287,500,000 if the underwriters
                                 exercise their over-allotment option in full)

Stated maturity...............   December 31, 2010

Interest......................          % per year on the principal amount,
                                 payable semi-annually in arrears in cash on June 30 and December 31 of each year, beginning December 31, 2003.

Conversion....................   The notes are convertible at the option of the
                                 holder into shares of our Class A common stock
                                 at any time before the close of business on the
                                 maturity date, unless previously repurchased,
                                 at a conversion rate of           shares per
                                 $1,000 principal amount of notes, subject to adjustment in some circumstances.

Repurchase at option of
holders upon a change of
control.......................   If we undergo a "change in control," as that
                                 term is defined in the notes, you will have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of the principal amount of the notes, plus accrued interest to the date of repurchase. A change in control constitutes an event of default under our bank credit facility. Therefore, if we undergo a change of control without the approval of the lenders, we will not be able to borrow under our bank credit facility, and we may not have other resources available to fund the repurchase of any notes that you may require us to repurchase. See "Description of Notes -- Repurchase at Option of Holders Upon a
                                 Change in Control."

Ranking.......................   The notes are our general unsecured obligations
                                 and will rank equally in right of payment with all of our other senior, unsecured debt obligations. The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, partnerships and affiliated joint ventures. As of March 31, 2003, our subsidiaries had approximately $1.5 billion of debt outstanding that effectively ranked senior to the notes.

Voting rights of Class A
common stock..................   We have two classes of common stock: Class A
                                 common stock and Class B common stock. The
                                 Class A common stock and the Class B common stock have the same rights and powers, except that a share of Class A common stock entitles the holder to one vote and a share of Class B common stock entitles the holder to ten votes.
                                 The Reilly Family Limited Partnership, which is controlled by Kevin P. Reilly, Jr., our
                                 President and Chief Executive Officer, and certain members of the Reilly family are the beneficial owners of all the outstanding shares of Class B common stock, representing approximately 66% of the total voting power of the common stock.

Use of proceeds...............   We intend to use the net proceeds from the
                                 offering of the notes, together with available cash, to redeem our 5 1/4% Convertible Notes due 2006 plus accrued and unpaid interest thereon to the date of redemption and the applicable redemption premium. See "Use of Proceeds."

Nasdaq National Market symbol
for Class A common stock......   LAMR

Risk Factors..................   You should read the "Risk Factors" section of
                                 this prospectus supplement, as well as the other cautionary statements throughout the entire prospectus supplement and the accompanying prospectus, so that you understand the risks associated with an investment in the notes.

                                  RISK FACTORS

     In deciding whether to purchase the notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included or incorporated by reference in this prospectus supplement.

RISKS RELATED TO THE NOTES AND THIS OFFERING

  BECAUSE LAMAR ADVERTISING COMPANY IS A HOLDING COMPANY, THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL OF THE EXISTING AND FUTURE DEBT AND OBLIGATIONS OF LAMAR MEDIA CORP. AND ITS SUBSIDIARIES AND WE MAY BE UNABLE TO REPAY ALL OBLIGATIONS UNDER THE NOTES.

     Because the notes are obligations of a holding company that has no significant assets or independent operations other than the equity of Lamar Media, our wholly owned subsidiary, the notes will be effectively subordinated to all existing and future indebtedness and obligations of Lamar Media and its subsidiaries. As of March 31, 2003, after giving effect to Lamar Media's offering of $125.0 million 7 1/4% notes due 2013, which is expected to close on June 12, 2003, and the application of the net proceeds of that offering to redeem $100.0 million in aggregate principal amount of Lamar Media's 8 5/8% Senior Subordinated Notes due 2007 and to prepay a portion of the outstanding borrowings under its revolving bank credit facility, Lamar Media would have had approximately $1.5 billion of debt outstanding consisting of approximately $975.0 million in senior bank debt, $1.2 million in senior notes, $489.2 million in various series of senior subordinated notes, and $15.2 million in various other short-term and long-term debt. In addition, the indentures governing Lamar Media's outstanding notes and its bank credit facility allows it to incur substantial additional indebtedness in the future. As of March 31, 2003, Lamar Media had $219.6 million available to borrow under its bank credit facility, which also permits Lamar Media to request that its lenders enter into commitments to make additional term loans to it, up to a maximum aggregate amount of $500.0 million. Lamar Media's lenders have no obligation to make additional term loans, but may enter into such commitments in their sole discretion.

     As a consequence, we will be able to make payments on the notes only to the extent that the instruments representing indebtedness of Lamar Media and its subsidiaries permit payments to be distributed as a dividend on equity to Lamar Advertising and there are amounts legally available to be distributed. Our existing indentures and Lamar Media's bank credit agreement would block upstream payments of this type under various circumstances, including the bankruptcy, liquidation or reorganization of Lamar Media and its subsidiaries, and during the continuance of defaults under these agreements.

     In addition, following the liquidation of any subsidiary of Lamar Advertising, the creditors of that subsidiary will be entitled to be paid in full before Lamar Advertising is entitled to a distribution of any assets in the liquidation.

  WE HAVE EXISTING INDEBTEDNESS AND INTEND TO INCUR ADDITIONAL DEBT IN THE FUTURE THAT COULD ADVERSELY AFFECT OUR ABILITY TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     As of March 31, 2003, we had $287.5 million of convertible notes outstanding. We anticipate that from time to time we, and our subsidiaries may incur additional indebtedness, which could adversely affect our ability to pay our obligations under the notes. The indenture for the notes does not limit our ability, or that of any of our subsidiaries, to incur other indebtedness.

  WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH FLOW TO SATISFY OUR SIGNIFICANT DEBT SERVICE OBLIGATIONS.

     Our ability to generate cash flow from operations to make principal and interest payments on our debt, including the notes, will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions, our customers' allocation of advertising expenditures among available media and the amount spent on advertising in general. If our operations do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may need to borrow additional funds to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and acquisitions. Additional funds or alternative financing may not be available to us on favorable terms, or at all. Our inability to generate sufficient cash flow from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

  RESTRICTIONS IN OUR AND LAMAR MEDIA'S DEBT AGREEMENTS REDUCE OUR OPERATING FLEXIBILITY AND CONTAIN COVENANTS AND RESTRICTIONS THAT CREATE THE POTENTIAL FOR DEFAULTS.

     The terms of Lamar Media's bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, our ability and the ability of Lamar Media to:

     - incur or repay debt;

     - dispose of assets;

     - create liens;

     - make investments;

     - enter into affiliate transactions; and

     - pay dividends.

     Under Lamar Media's bank credit facility it must maintain specified financial ratios and levels including:

     - a minimum interest coverage ratio;

     - a minimum fixed charges coverage ratio;

     - a maximum senior debt ratio; and

     - a maximum total debt ratio.

     If we fail to comply with these tests, the lenders have the right to cause all amounts outstanding under Lamar Media's bank credit facility to become immediately due. If this were to occur, and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us and could lead to an event of default under the indentures governing our debt, including the notes. Any of these events could have a material adverse effect on our business, financial condition and results of operations. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

  WE MAY NOT BE ABLE TO PURCHASE THE NOTES UPON A CHANGE OF CONTROL.

     Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at a price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes -- Repurchase at Option of Holders Upon a Change of Control" on page S-22. Our obligation to repurchase the notes upon a change of control cannot be waived without the consent of each affected noteholder. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in Lamar Media's bank credit facility will not allow such repurchase.

     A sale of all or substantially all of our assets will result in a change of control. The term "all or substantially all" as used in the definition of a change of control, however, will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be uncertainty as to whether a sale assignment, conveyance, transfer, lease or other disposal is of "all or substantially all" of our assets, and thus whether a change of control has occurred.

     The occurrence of a change of control event will result in an event of default under Lamar Media's bank credit facility, and, therefore, the lenders will have the right to require repayment in full of all outstanding borrowings under the facility, which totaled $975.0 million as of March 31, 2003. We will not, therefore, be able to affect a repurchase of the notes upon a change of control event unless we repay all of the outstanding borrowings under the bank credit facility or obtain the consent of the lenders under the bank credit facility.

  WE MAY ENTER INTO TRANSACTIONS THAT COULD SUBSTANTIALLY INCREASE OUR OUTSTANDING INDEBTEDNESS OR OTHERWISE ADVERSELY EFFECT HOLDERS OF THE NOTES THAT WOULD NOT CONSTITUTE A CHANGE OF CONTROL.

     We are not prevented from entering into many types of transactions that may adversely affect holders of the notes, including acquisitions, refinancings or other recapitalizations. Only certain defined occurrences will constitute change of control events that obligate us to offer to repurchase the notes. Permitted transactions could increase our outstanding indebtedness, change our capital structure, adversely affect our credit ratings or otherwise adversely effect holders of the notes.

  WE EXPECT THAT THE TRADING VALUE OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR CLASS A COMMON STOCK AND OTHER FACTORS.

     The market price of the notes is expected to be significantly affected by the market price of our Class A common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. The market price of our Class A common stock may be volatile and, therefore, the price of the notes may fluctuate significantly. Fluctuations in the stock price of our Class A common stock may result from a variety of factors, which are discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, some of which are beyond our control.

  AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE NOTES.

     Although there is an active trading market in the Class A common stock of Lamar Advertising, the notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The underwriters have informed us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the notes will depend upon various factors, including:

     - the number of holders of the notes;

     - the interest of securities dealers in making a market for the notes;

     - the overall market for convertible securities;

     - our financial performance or prospects; and

     - the prospects for companies in our industry generally.

     Accordingly, it is possible that a market or liquidity will not develop for the notes.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

  OUR REVENUES ARE DERIVED FROM ADVERTISING AND ADVERTISING IS PARTICULARLY SENSITIVE TO CHANGES IN ECONOMIC CONDITIONS AND ADVERTISING TRENDS.

     We sell advertising space to generate revenues. Advertising spending is particularly sensitive to changes in general economic conditions and advertising spending typically decreases when economic conditions are tough. A decrease in demand for advertising space could adversely affect our business. A reduction in money spent on our advertising displays could result from:

     - a general decline in economic conditions;

     - a decline in economic conditions in particular markets where we conduct business;

     - a reallocation of advertising expenditures to other available media by significant customers; or

     - a decline in the amount spent on advertising in general.

  OUR OPERATIONS ARE SIGNIFICANTLY IMPACTED BY THE REGULATION OF OUTDOOR ADVERTISING BY FEDERAL, STATE AND LOCAL GOVERNMENTS.

     Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business. The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances that require removal of billboards by a future date. In addition, four states have enacted bans on billboard advertising.

     Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

     Local laws that mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Some federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on our results of operations.

  OUR CONTINUED GROWTH THROUGH ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES.

     Historically, we have substantially increased our inventory of advertising displays through acquisitions. Our growth strategy involves acquiring outdoor advertising businesses and assets in markets where we currently compete, as well as in new markets. The following factors, however, may affect our ability to continue to pursue this strategy effectively:

     - there might not be suitable acquisition candidates, particularly as a result of the consolidation of the outdoor advertising industry, and we may have a more difficult time negotiating acquisitions that are favorable to us;

     - we may face increased competition from other outdoor advertising companies, which may have greater financial resources than us, for the businesses and assets we wish to acquire, which may result in higher prices for those businesses and assets;

     - we may not have access to sufficient capital resources on acceptable terms, if at all, to finance our acquisitions and may not be able to obtain required consents from our lenders;

     - we may be unable to effectively integrate acquired businesses and assets with our existing operations as a result of unforeseen difficulties that could require significant time and attention from our management that would otherwise be directed at developing our existing business; and

     - we may not realize the benefits and cost savings that we anticipate from our acquisitions.

  WE FACE COMPETITION FROM LARGER AND MORE DIVERSIFIED OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING THAT COULD HURT OUR PERFORMANCE.

     We cannot be sure that in the future we will compete successfully against the current and future forms of outdoor advertising and other media. The competitive pressure that we face could adversely affect our profitability or financial performance. Although we are one of the largest companies focusing exclusively on outdoor advertising, we face competition from larger companies with more diversified operations that also include television, radio and other broadcast media. In addition, our diversified competitors have the opportunity to cross-sell their different advertising products to their customers. We also face competition from other forms of media, including newspapers, direct mail advertising and the Internet. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

  IF OUR CONTINGENCY PLANS RELATING TO HURRICANES FAIL, THE RESULTING LOSSES COULD HURT OUR BUSINESS.

     Although we have developed contingency plans designed to deal with the threat posed to advertising structures by hurricanes and other natural disasters, it is possible that these plans will not work. If these plans fail, significant losses could result.

     We have determined that it is not economical to obtain insurance against losses from hurricanes and other natural disasters. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we remove the advertising faces on billboards at the onset of a storm, when possible, which better permits the structures to withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

  OUR LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL.

     A portion of our revenues and operating income come from our state-awarded service contracts for logo signs. For the three months ended March 31, 2003, approximately 5% of our net revenues were derived from our logo sign contracts. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We currently compete with three other logo sign providers, as well as local companies, for state-awarded service contracts for logo signs. Generally, state-awarded logo sign contracts have terms of five to ten years with additional renewal periods. Some states have the right to terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. At the end of the term of the contract, ownership of the structures is transferred to the state. Depending on the contract in question, the logo sign provider may or may not be entitled to compensation at the end of the contract term. Of our 21 logo sign contracts in place at March 31, 2003, four are scheduled to terminate in 2003, one in July, one in September and two in December, and one is subject to renewal in September 2003. The states may not award us new logo sign contracts or renew our existing contracts. In addition, after a new state-awarded logo contract is received, we generally incur significant start-up costs. If we do not continue to have access to the capital necessary to finance those costs we would not be able to accept new contracts.

  WE HAVE SIGNIFICANT STOCKHOLDERS WHO ARE ABLE TO CONTROL THE OUTCOME OF ALL MATTERS SUBMITTED TO OUR STOCKHOLDERS FOR APPROVAL AND WHOSE INTERESTS MAY BE DIFFERENT THAN YOURS.

     Certain members of the Reilly family, including Kevin P. Reilly, Jr., our president and chief executive officer, as of March 31, 2003, own in the aggregate approximately 16% of Lamar Advertising's common stock, assuming the conversion of all Class B common stock to Class A common stock. This represents 66% of Lamar Advertising's outstanding voting stock. By virtue of such stock ownership, such persons have the power to:

     - elect our entire board of directors;

     - control our management and policies; and

     - determine the outcome of any corporate transaction or other matters required to be submitted to our stockholders for approval, including the amendment of its certificate of incorporation, mergers, consolidation and the sale of all or substantially all of its or our assets.

     As their interests in Lamar Advertising may be different from your interests, the foregoing stockholders may exercise their control in a manner detrimental to your interests.

  OUR BY-LAWS AND CERTIFICATE OF INCORPORATION CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT HARDER TO REALIZE A PREMIUM OVER OUR CLASS A COMMON STOCK'S MARKET PRICE OR MAY AFFECT THE MARKET PRICE OF THE NOTES AND THE CLASS A COMMON STOCK

     Certain provisions of our certificate of incorporation and by-laws may discourage a third party from offering to purchase us. These provisions, therefore, inhibit actions that would result in a change in control of us. Some of these actions would otherwise give the holders of the Class A common stock (into which the notes are convertible) the opportunity to realize a premium over the then-prevailing market price of the stock.

     These provisions may also adversely affect the market price of the notes and the Class A common stock. For example, under our certificate of incorporation we can issue "blank check" preferred stock with such designations, rights and preferences as our board of directors determines from time to time. If issued, this type of preferred stock could be used as a method of discouraging, delaying or preventing a change in control of us. In addition, if we issue preferred stock, it may adversely affect the voting and dividend rights, rights upon liquidation and other rights that holders of the common stock currently hold. We do not currently intend to issue any shares of this type of preferred stock, but retain the right to do so in the future.

     Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which may discourage takeover attempts. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These are statements that relate to future periods and include statements regarding our anticipated performance.

     Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are described in this prospectus supplement and the accompanying prospectus, including under "Risk factors" and include, among others:

     - the performance of the U.S. economy generally and the level of expenditures on advertising, including, in particular, outdoor advertising;

     - our ability to renew expiring and negotiate new contracts at favorable rates;

     - our ability to fully utilize our outdoor advertising capacity;

     - the integration of businesses that we acquire and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions;

     - risks and uncertainties relating to our significant indebtedness;

     - our need for and ability to obtain additional funding for acquisitions or operations; and

     - the regulation of the outdoor advertising industry by federal, state and local governments and the impact thereon by environmental or other lobbying groups.

     Although we believe that the statements contained in this prospectus supplement and accompanying prospectus are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus supplement. We assume no obligation to update or revise them or provide reasons why actual results may differ.

                                USE OF PROCEEDS

     The net proceeds from this offering of the notes, assuming that the underwriters do not exercise their right to purchase additional notes, will be
approximately $     million, after deducting the underwriters' discounts and
commissions and other expenses related to this offering. We intend to use the net proceeds of this offering, together with available cash, to redeem $250.0 million in aggregate principal amount of our 5 1/4% Convertible Notes due 2006 plus accrued interest thereon to the date of redemption and the applicable redemption premium. Our 5 1/4% Convertible Notes due 2006 bear interest at a rate of 5 1/4% per year and mature on September 15, 2006.

     On the date of issuance of the notes, we will give the trustee of our 5 1/4% Convertible Notes due 2006 irrevocable instructions to redeem $250.0 million in aggregate principal amount of our 5 1/4% Convertible Notes due 2006 no less than 30 days after the issue date at a redemption price equal to 103.0% of the aggregate principal amount thereof plus accrued interest thereon to the date of redemption. We expect the redemption price to be approximately $261.9 million. We will deposit with the trustee, solely for the benefit of the holders of our 5 1/4% Convertible Notes due 2006, the net proceeds of this offering, together with available cash, sufficient to pay the redemption price of $250.0 million in aggregate principal amount of our 5 1/4% Convertible Notes due 2006. The funds deposited with the trustee will be applied to pay the redemption price of the called portion of our 5 1/4% Convertible Notes due 2006, and shall not be available for any other purpose.

     The underwriters also have an option to purchase up to an additional $37.5 million of notes. Any additional net proceeds resulting from the exercise of this option by the underwriters will also be used to redeem an additional amount of our outstanding 5 1/4% Convertible Notes due 2006.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization at March 31, 2003 on:

     - an actual basis;

     - an as adjusted basis to give effect to the offering by Lamar Media of $125.0 million in aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013 (which is expected to close on June 12, 2003) and the application of the net proceeds to redeem $100.0 million of Lamar Media's outstanding 8 5/8% Senior Subordinated Notes due 2007 and to pay down borrowings made after March 31, 2003 under Lamar Media's revolving bank credit facility (see footnote 1 below); and

     - on an as further adjusted basis after giving effect to the offering of the notes and the application of the net proceeds to redeem a portion of our outstanding 5 1/4% Convertible Notes due 2006.

     You should read this table in conjunction with the information under the heading "Use of proceeds," and our consolidated financial statements and the related notes that are incorporated by reference in this prospectus supplement.

                                                                   AS OF MARCH 31, 2003
                                                           -------------------------------------
                                                                                      AS FURTHER
                                                             ACTUAL     AS ADJUSTED    ADJUSTED
                                                           ----------   -----------   ----------
                                                                  (DOLLARS IN THOUSANDS)
Cash and cash equivalents(1).............................  $    7,870   $   31,263    $
                                                           ----------   ----------    ----------
Current maturities of long-term debt(2)..................       5,663        6,072         6,072
                                                           ----------   ----------    ----------
Long-term debt, less current maturities:
      % Convertible Notes due 2010.......................          --           --       250,000
  5 1/4% Convertible Notes due 2006......................     287,500      287,500        37,500
  Bank Credit Facility(3)................................     975,000      975,000       975,000
  8 5/8% Senior Subordinated Notes due 2007, net of
     discount(4).........................................     199,403       99,701        99,701
  7 1/4% Senior Subordinated Notes due 2013..............     260,000      389,237       389,237
  8% Subordinated Notes due 2006.........................       4,833        4,833         4,833
  Other long-term debt...................................       5,764        5,764         5,764
                                                           ----------   ----------    ----------
     Total long-term debt, less current maturities.......   1,732,500    1,762,035     1,762,035
Stockholder's equity:
  Series AA preferred stock, par value $.001, $63.80
     cumulative dividends, authorized 5,720 shares; 5,719
     shares issued and outstanding at March 31, 2003.....          --           --            --
  Class A preferred stock, par value $638, $63.80
     cumulative dividends, 10,000 shares authorized; 0
     shares issued and outstanding at March 31, 2003.....          --           --            --
  Class A common stock, par value $.001, 175,000,000
     shares authorized, 85,707,418 shares issued and
     outstanding at March 31, 2003.......................          86           86            86
  Class B common stock, par value $.001, 37,500,000
     shares authorized, 16,417,073 shares issued and
     outstanding at March 31, 2003.......................          16           16            16
  Additional paid-in capital.............................   2,055,749    2,055,749     2,055,749
  Accumulated deficit(5).................................    (360,000)    (363,559)     (370,513)
Total stockholder's equity...............................   1,695,851    1,692,292     1,685,338
                                                           ----------   ----------    ----------
Total capitalization.....................................   3,434,014    3,460,399     3,453,445

---------------

(1) As adjusted cash and cash equivalents reflects the net proceeds remaining from Lamar Media's offering of $125.0 million 7 1/4% Senior Subordinated Notes due 2013 after the partial redemption of its 8 5/8% Senior Subordinated Notes due 2007, assuming the redemption occurred March 31, 2003. As adjusted cash and cash equivalents will be used to pay accrued and unpaid interest of $2.1 million on the 8 5/8% Senior Subordinated Notes due 2007 from April 1, 2003 through June 27, 2003. The remainder of the as adjusted cash and cash equivalents will be used to pay down borrowings made after March 31, 2003 under Lamar Media's revolving bank credit facility. The balance of the revolving bank credit facility as of June 9, 2003 was $57.0 million with $162.6 million available for future borrowings.

(2) Includes $1.2 million of outstanding 11% Senior Notes due 2003, which was repaid on May 15, 2003.

(3) As of March 31, 2003, Lamar Media had $975.0 million outstanding under its term facility and $219.6 million available for borrowings under its revolving facility.

(4) On May 29, 2003, Lamar Media gave the trustee of its 8 5/8% Senior Subordinated Notes due 2007 irrevocable instructions to redeem $100.0 million in aggregate principal amount of its existing 8 5/8% Senior Subordinated Notes due 2007 on June 28, 2003 at a redemption price equal to 104.313% of the aggregate principal amount thereof plus accrued interest thereon through June 27, 2003, which will be approximately $106.8 million.

(5) As adjusted accumulated deficit reflects a charge to earnings of $3.6 million in connection with the redemption premium paid and write off of debt issuance costs for the redemption of $100.0 million in aggregate principal amount of Lamar Media's 8 5/8% Senior Subordinated Notes due 2007. As further adjusted accumulated deficit reflects a charge to earnings of $7.0 million in connection with the redemption premium paid and write off of debt issuance costs for the redemption of $250.0 million in aggregate principal amount of our 5 1/4% Convertible Notes due 2006.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our Class A common stock is traded on the Nasdaq National Market under the symbol "LAMR." The last reported closing sales price of our Class A common stock on the Nasdaq National Market was $35.69 per share on June 9, 2003. As of June 6, 2003, we had approximately 203 holders of record. We believe, however, that the actual number of beneficial holders of the Class A common stock may be substantially greater than the stated number of holders of record because a substantial portion of the Class A common stock is held in street name. The following table shows the high and low bid prices per share of our Class A common stock for the periods indicated.

                                                              PRICE OF CLASS A
                                                                COMMON STOCK
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED DECEMBER 31, 2001:
First Quarter...............................................  $49.38    $32.13
Second Quarter..............................................   46.78     34.13
Third Quarter...............................................   46.12     24.65
Fourth Quarter..............................................   42.55     28.70

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR ENDED DECEMBER 31, 2002:
First Quarter...............................................  $43.50   $33.35
Second Quarter..............................................   45.66    32.90
Third Quarter...............................................   37.72    25.48
Four Quarter................................................   36.80    27.55

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR ENDED DECEMBER 31, 2003:
First Quarter...............................................  $38.04   $27.65
Second Quarter (through June 9, 2003).......................   37.98    28.71

                                DIVIDEND POLICY

     We have not paid any cash dividends on our Class A common stock since our inception. We currently do not intend to pay any cash dividends on our Class A common stock in the foreseeable future, but intend to retain all earnings, if any, for use in our business operations. As a holding company, our ability to pay dividends is dependent upon the ability of our subsidiaries to pay cash dividends or to make other distributions. Lamar Media's existing indentures and bank credit facility restrict the amount of dividends that may be paid to us. Our board of directors will determine future declaration and payment of dividends, if any, in light of the then-current conditions, including our earnings, operations, capital requirements, financial condition, restrictions in financing agreements, and other factors that they deem relevant.

                              DESCRIPTION OF NOTES

     The following description of the terms of the notes supplements and, to the extent it is inconsistent, replaces the description of the general terms and provisions of our debt securities contained in the accompanying prospectus. The notes are part of the debt securities we registered with the SEC in October 2000 to be issued on terms to be determined at the time of sale. The notes will be
issued under the indenture to be dated as of June   , 2003, between us and
Wachovia Bank of Delaware, National Association, as trustee, and a supplemental
indenture, to be dated as of June   , 2003 between us and the trustee.

     The indenture and its associated documents, including the notes we are offering, contain the full legal text of the matters described in this section. A copy of the form of indenture has been filed with the SEC as part of our registration statement. See "Where You Can Find More Information" in the accompanying prospectus for information on how to obtain a copy. This section summarizes all the material terms of the notes and the indenture. It does not, however, describe every aspect of the notes and the indenture. For example, in this section, we use terms that have been given special meaning in the indenture, but we describe the meaning for only the more important of those terms.

     The notes have an aggregate principal amount of $250,000,000, mature on
December 31, 2010 and bear interest at      % per annum.

     The notes:

     - will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000;

     - represent our unsecured and unsubordinated debt, and will rank on a parity with each other and with our other unsecured and unsubordinated debt;

     - will be effectively subordinated to all present and future debt and obligations of Lamar Media Corp. and its subsidiaries;

     - will be convertible into shares of our Class A common stock at any time prior to the close of business on the maturity date, unless previously
       repurchased, at a conversion rate of           shares per each $1,000
       principal amount of notes, subject to adjustment upon the occurrence of the events described below under "-- Conversion Rights";

     - are subject to our repurchase at the option of the holders, as described below under "-- Repurchase at Option of Holders Upon a Change of Control"; and

     - will not have a sinking fund.

     We will pay interest on June 30 and December 31 of each year, beginning December 31, 2003, to record holders at the close of business on the preceding June 15 and December 15, as the case may be, except interest payable upon repurchase will be paid to the person to whom principal is payable, unless the repurchase date is an interest payment date.

     We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

     - by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

     - by transfer to an account maintained by you in the United States.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

CONVERSION RIGHTS

     You may at any time before the close of business on the maturity date convert any portion of the principal amount of a note (that has not previously been repurchased) that is an integral multiple of $1,000 into shares of our
Class A common stock, at a conversion rate of           shares per $1,000
principal amount of notes, subject to adjustment in certain events as described below.

     If you have submitted your notes for repurchase upon a change of control, you may convert your notes only if you withdraw your repurchase election. Upon conversion of notes, a holder will not receive any cash payment of interest, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our delivery to the holder of the full number of shares of our Class A common stock into which the note is convertible, together with any cash payment for such holder's fractional shares, or cash or a combination of cash and shares of our Class A common stock in lieu thereof, will be deemed to satisfy our obligation to pay:

     - the principal amount of the note; and

     - accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a purchase date following a change in control that is during such period or (2) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

     The initial conversion rate for the notes is          shares of Class A
common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of Class A common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the Class A common stock on the trading day prior to the conversion date. Except as described above, you will not receive any accrued interest or dividends upon conversion.

     To convert your note into shares of our Class A common stock you must:

     - complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

     - surrender the note to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents;

     - if required, pay all transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture.

ANTI-DILUTION ADJUSTMENTS

     The rate at which notes may be converted into Class A common stock is subject to adjustment in certain events, including:

          (1) the payment of a stock dividend or other distributions on shares of our Class A common stock;

          (2) the issuance to all holders of Class A common stock of rights, options or warrants entitling them for a period of not more than 45 days to subscribe for or purchase Class A common stock at a price per share less than the then current market price; provided, however, that the conversion rate will be readjusted to the extent that such rights are not exercised prior to expiration;

          (3) subdivisions, combinations and reclassifications of Class A common stock;

          (4) distributions to all holders of Class A common stock of evidences of our indebtedness, securities, cash or other assets (excluding any dividend or distribution covered by clause (1) or (2) above, dividends and distributions paid exclusively in cash covered by clause (5) below and distributions upon mergers or consolidations to which the third paragraph of this section "-- Anti-Dilution Adjustments" applies); provided, however, that if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our Class A common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

          (5) we distribute cash, excluding any cash portion of distributions referred to in clause (4) above, or cash distributions upon a merger or consolidation to which the third paragraph of this section
     "-- Anti-Dilution Adjustments" applies, any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our Class A common stock to the extent that the aggregate cash dividend per share of Class A common stock in any quarter does not exceed 1.25% of the average of the last reported sale price of the Class A common stock during the ten trading days immediately prior to the declaration date of the dividend. If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution; and

          (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Class A common stock which involves an aggregate consideration that, when combined with (a) any cash and the fair market value of other consideration payable in respect of any other tender offer by us or any of our subsidiaries for the Class A common stock concluded within the preceding 12 months in respect of which no adjustment has been made and (b) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of Class A common stock made within the preceding 12 months in respect of which no adjustments have been made, exceeds 10% of our aggregate market capitalization on the date of expiration of such tender offer.

     To the extent that we have a rights plan in effect upon conversion of the notes into Class A common stock, you will receive, in addition to the Class A common stock, the rights under the rights plan unless the rights have separated from the Class A common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     - any reclassification of our Class A common stock;

     - a consolidation, merger or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our Class A common stock would be entitled to receive stock, other securities, other property, assets or cash for their Class A common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our Class A common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of Class A common stock or in certain other situations requiring a conversion rate adjustment. See "Material United States Federal Income Tax Considerations."

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any stock or rights distribution. See "Material United States Federal Income Tax Considerations."

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our Class A common stock or convertible or exchangeable securities.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a "change of control" occurs, we are required, within not more than 60 days nor less than 30 days following the occurrence of the change of control, to make an offer to purchase all of the outstanding notes at a purchase price equal to 100% of the principal amount of the notes plus accrued interest to the repurchase date.

     Any portion of the principal amount of the notes that is equal to $1,000 or an integral multiple of $1,000 may be repurchased if properly tendered and not withdrawn by the holder. Our offer to repurchase the notes will remain open for 20 business days or until the business day prior to the repurchase date, whichever is later.

     In order to effect the repurchase, we will mail to each holder a notice to that effect, not later than 30 days after the occurrence of the change of control. The notice will govern the terms of our offer to repurchase the notes and will describe the procedures that the holders must follow in order to accept the offer.

     A change in control, as defined in Lamar Media's bank credit facility, of us or Lamar Media Corp. gives the lenders thereunder the right to require repayment in full of any borrowings under the bank credit facility. Therefore, if a change of control occurs without the consent of the lenders, we will not be able to borrow under our bank credit facility, and we may not have other resources available to repay or refinance any indebtedness owing under our bank credit facility or to fund the repurchase of any notes you may require us to repurchase. Our failure to comply with its obligations in the event of a change of control will constitute a default under the notes.

     If the holders exercise their right to require us to purchase the notes, and the repurchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Exchange Act, we will comply with the requirements of Rule 14e-1 as then in effect with respect to any repurchase.

     A "change of control" means the occurrence of any of the following events:

     - any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding "permitted holders" (as defined below), is or becomes the "beneficial owner" (as defined below), directly or indirectly, of more than 35% of our total voting power, but only if the "permitted holders" (A) "beneficially own" a percentage of our total voting power lower than the percentage beneficially owned by such other person or group and (B) do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors;

     - we consolidate with, or merge with or into, another person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person (or any person consolidates with, or merges with or into, us), pursuant to a transaction in which our voting shares are converted into or exchanged for cash, securities or other property, except a transaction where (A) our voting shares are converted into or exchanged for voting shares of the surviving or transferee corporation (other than voting shares that mature or are redeemable for cash or debt securities prior to the maturity date of the notes) and (B) immediately after such transaction no "person" or "group", excluding "permitted holders", is the "beneficial owner", directly or indirectly, of more than 50% of the total voting power of the surviving or transferee corporation;

     - at any time during any consecutive two-year period, the following persons cease for any reason to constitute a majority of our board of directors:
       (A) individuals who at the beginning of such period constituted our board of directors or (B) any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; or

     - we are liquidated or dissolved or adopt a plan of liquidation.

     "Beneficial owner" will be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act, and will include, with respect to any securities, any person having the right to acquire those securities, whether immediately or after the passage of time, upon the happening of an event or otherwise.

     "Permitted holders" means:

          (1) any of Charles W. Lamar, III and Kevin P. Reilly, Sr., members of their immediate families or any lineal descendant of any of those persons and the immediate families of any lineal descendant of those persons;

          (2) any trust, to the extent it is for the benefit of any of the persons listed under clause (1) above; or

          (3) any person, entity or group of persons controlled by any of the persons listed under clause (1) or (2) above.

MERGERS AND SALES OF ASSETS BY US

     We will not consolidate with or merge into any other person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any person, unless:

     - the person formed by such consolidation or into or with which we are merged or the person to which its properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if other than us, has expressly assumed all of our obligations, including the payment of the principal of, premium, if any, and interest on the notes and the performance of the other covenants under the indenture; and

     - immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

EVENTS OF DEFAULT

     The following will be events of default in respect of the notes:

          (1) we fail to pay any principal of or premium, if any, on any note when it becomes due including pursuant to an offer by us to repurchase the notes upon a change of control;

          (2) we fail to pay any interest on any note within 30 days after it becomes due;

          (3) we fail to provide notice in the event of a change of control;

          (4) we fail to convert following the exercise of a holder's right to convert any portion of the principal amount of a note in accordance with the indenture;

          (5) we fail to observe or perform any other covenant in the notes or the indenture for 45 days after written notice has been sent to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

          (6) we are in default under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of indebtedness under which we or our significant subsidiaries then have more than $25.0 million in outstanding indebtedness, individually or in the aggregate, and either (a) such indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of the indebtedness;

          (7) any final judgment or judgments which can no longer be appealed for the payment of more than $25.0 million in money (not covered by insurance) is rendered against us or our significant subsidiaries and has not been discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect; and

          (8) certain events occur involving bankruptcy, insolvency or reorganization of us or our significant subsidiaries.

     The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. However, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee.

     If an event of default, other than an event of default specified in clause
(8) above, occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes, in which case the entire aggregate principal amount of the notes plus accrued interest to the date of acceleration will be immediately due and payable. At any time after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances as set forth in the indenture, rescind and annul such acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default specified in clause (8) occurs and is continuing, then the principal of, and accrued interest on, all of the notes shall automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "-- Modification and Waiver" below.

     You will have no right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

     - you have previously given to the trustee written notice of a continuing event of default;

     - the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

     - the trustee has not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and has failed to institute such proceeding within 60 days of such request.

     Those limitations do not apply to a suit instituted by a holder for the enforcement of (a) a payment of the principal of or premium, if any, or interest on a note on or after the respective due dates expressed in such note or (b) of the right to convert a note in accordance with the indenture.

     We will furnish to the trustee annually a statement as to its performance of certain obligations under the indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     From time to time, we and the trustee may, without the consent of holders, amend the indenture or the notes, or supplement the indenture, for certain specified purposes, including:

     - to provide that the surviving entity following a change of control of us permitted under the indenture shall assume all of our obligations under the indenture and notes;

     - to provide for uncertificated notes in addition to certificated notes;

     - to comply with any requirements of the SEC under the Trust indenture Act of 1939;

     - to cure any ambiguity, defect or inconsistency, or make any other change that does not adversely affect the rights of any holder; and

     - to appoint a successor trustee under the indenture.

     From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding notes, amend or supplement the indenture or the notes, or waive compliance in a particular instance by us with any provision of the indenture or the notes; but without the consent of each holder affected by such action, we may not modify or supplement the indenture or the notes or waive compliance with any provision of the indenture or the notes in order to:

     - reduce the amount of notes whose holders must consent to an amendment, supplement or waiver to the indenture or the notes;

     - reduce the rate of or change the time for payment of interest;

     - reduce the principal of or premium on or change the stated maturity;

     - make any note payable in money other than that stated in the note;

     - change the amount or time of any payment required or reduce the premium payable upon any repurchase, or change the time before which no such repurchase may be made;

     - waive a default on the payment of the principal of or interest on any note, or any repurchase payment;

     - impair the right of any holder to convert any note;

     - impair or adversely affect the right to bring a suit to enforce the right to receive payment on or convert any note;

     - adversely affect the right to require Lamar Advertising to repurchase the notes upon a change of control;

     - reduce or adversely affect the right to receive the repurchase price for the notes; or

     - take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected by such action.

NOTICES

     As long as we issue the notes in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue the notes in non-global form, notices to holders will be given by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given three business days after the mailing of the notice. In addition, notice will be given to holders by release made to Reuters Economic Services and Bloomberg Business News.

SATISFACTION, DISCHARGE, AND DEFEASANCE

     The notes will not be subject to satisfaction, discharge or defeasance.

GOVERNING LAW

     The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

     The trustee for the holders of the notes will be Wachovia Bank of Delaware, National Association.

     In case an event of default has occurred, and has not been cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. However, the trustee will have no obligation to exercise any of its rights or powers under the indenture at the request of the holders, unless they have offered to the trustee reasonable security or indemnity.

     The indenture and the Trust indenture Act contain limitations on the rights of the trustee, should the trustee become our creditor, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust indenture Act, the trustee will be permitted to engage in other transactions with us or any of our affiliates. If, however, the trustee acquires any conflicting interest as described in the Trust indenture Act, it must eliminate the conflict or resign.

BOOK-ENTRY SYSTEM

     DTC will act as depositary for the notes. The notes will be issued only as (one or more) fully-registered global notes, representing the total aggregate principal amount of the notes, and will be deposited with the trustee as custodian for DTC, in New York, New York. The global notes will be registered in the name of Cede & Co. or other nominee of DTC, for credit to an account of a direct or indirect participant in DTC as described below.

     Except as described below:

     - the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee, and

     - beneficial interests in the global notes may not be exchanged for notes in certificated form.

  EXCHANGES OF BOOK-ENTRY NOTES FOR REGISTERED, CERTIFICATED NOTES

     A beneficial interest in a global note will be exchanged for a note in registered, certificated form only if:

     - DTC (A)(i) notifies Lamar Advertising that it is unwilling or unable to continue as depositary for the global note or (ii) has ceased to be a clearing agency registered under the Exchange Act, and (B) Lamar Advertising fails to appoint a successor depositary within 90 days, or

     - an event of default or an event which after notice or lapse of time or both would be an event of default has occurred and is continuing in respect of the notes.

     In either case, registered, certificated notes delivered in exchange for any global note or beneficial interests in the global note will be registered with Lamar Advertising or its agent in the names, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures. Following any such delivery of registered, certificated notes, transfer of a note may be effected only be surrender of the old note and either the reissuance by Lamar Advertising of the old note to the new holder or the issuance by Lamar Advertising of a new instrument to the new holder.

     The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Those laws may impair the ability to transfer beneficial interests in a global note so long as the notes are represented by global certificates. In addition, because DTC can act only on behalf of its participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

  DTC

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

     Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants) or participants (with respect to interests of persons held by such participants on their behalf).

     As long as DTC, or its nominee, is the registered holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global note for all purposes under the indenture and the notes. Except in the limited circumstances described in the first paragraph under "-- Exchanges of Book-Entry Notes for Certificated Notes", owners of beneficial interests in a global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global note, or any notes represented by the global note, under the notes indenture or the notes. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if not a participant, those of the participant through which such person owns its interest, in order to exercise any rights of a holder under the indenture or such note.

     Payments, transfers, deliveries, exchanges and other matters relating to the beneficial interests in global notes may be subject to various policies and procedures adopted by DTC from time to time.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants that have accounts with DTC to which interests in the global notes are credited, and only in respect of such portion of the aggregate principal amount of the notes as to which such participants have given such direction. However, if there is an event of default in respect of the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

     Neither us , the trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants of their obligations under the rules and procedures governing DTC's operations, including maintaining, supervising or reviewing any of DTC's or such participants' records relating to, or payments made on account of, beneficial ownership interests in global notes.

PAYMENT AND CONVERSION

     The trustee will make payments in respect of the principal of, and premium, if any, and interest on, or the repurchase price of, any global note to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, Lamar Advertising and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving such payments and for any other purposes.

     Conversion will be effected by DTC upon notice from the holder of a beneficial interest in a global note in accordance with its rules and procedures. Notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described above under "-- Conversion Rights".

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences to United States Holders of the acquisition, ownership, and disposition, of the notes and the Class A common stock into which the notes may be converted. It deals only with notes that are purchased by investors at their original issuance at the original issue price (and assumes that the notes and the Class A common stock into which the notes may be converted are held as capital assets), and not with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, financial institutions, partnership or other pass-through entities, tax-exempt organizations, insurance companies, persons subject to alternative minimum tax, persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

     THIS SUMMARY IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY, AND DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE PURCHASERS OF THE NOTES. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE, AS WELL AS UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES.

UNITED STATES HOLDERS

     As used herein, a "United States Holder" is a beneficial owner that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

PAYMENTS OF INTEREST

     Interest on a note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for United States federal income tax purposes.

SALE OR RETIREMENT OF THE NOTES

     A United States Holder will generally recognize capital gain or loss on the sale, exchange, retirement, or other disposition of a note equal to the difference between the amount realized on such disposition (except to the extent such amount is attributable to accrued but unpaid interest not previously included in income, which is taxed as ordinary income) and such holder's adjusted tax basis in the note (which will generally be its cost). Such capital gain or loss will be long-term capital gain or loss if the note has been held for more than one year. Long-term capital gain of an individual United States Holder prior to 2009 is generally subject to a maximum tax rate of 15%.

CONVERSION OF THE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a note into Class A common stock, except with respect to cash received in lieu of a fractional share of common stock or attributable to accrued interest on the converted note. Such holder's tax basis in the Class A common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Class A common stock received on conversion will generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of Class A common stock upon conversion generally will be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

DIVIDENDS ON THE CLASS A COMMON STOCK

     The amount of any distribution by us in respect of the Class A common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions made to United States Holders will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the Class A common stock (reducing the holder's basis in the shares of Class A common stock) and thereafter as gain from the sale or exchange of such stock.

     In general, dividends are subject to tax as ordinary income. For tax years beginning in 2003 through 2008, however, a dividend distribution to an individual United States Holder is generally taxed as long-term capital gain at a maximum rate of 15%. The lower capital gain rates will not apply to a dividend on shares of the Class A common stock, however, if the individual United States Holder fails to satisfy certain holding period requirements with respect to the shares or is obligated to make related payments with respect to positions in substantially similar or related property. In addition, the lower capital gain rates will not apply to dividends that the holder elects to treat as investment income for purposes of an investment interest deduction.

     In general, a dividend distribution to a corporate United States Holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power or value of Lamar Advertising's stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, nonparticipating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, debt financed portfolio stock and taxable income limitations. In addition, corporate holders should consider the rules under Section 1059 of the Code that may reduce their basis in the common stock.

     If at any time we make a distribution of cash or property to its stockholders or purchases Class A common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for Class A common stock) and (1) pursuant to the anti-dilution provisions of the indenture, the conversion price of the notes is decreased, or (2) the conversion price of the notes is decreased at the discretion of Lamar Advertising, such decrease in conversion price may be deemed to be the payment of a taxable dividend to United States Holders of the notes (pursuant to Section 305 of the Code) to the extent of our current or accumulated earnings and profits. Such holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF CLASS A COMMON STOCK

     Upon the sale or exchange of Class A common stock, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale or exchange and such holder's adjusted tax basis in the Class A common stock. Such capital gain or loss will be long-term if the United States Holder's holding period in the Class A common stock is more than one year at the time of the sale or exchange. Long-term capital gain of an individual United States Holder prior to 2009 is generally subject to a maximum tax rate of 15%.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, certain information is required to be reported by the payor to the Internal Revenue Service with respect to payments made to certain non-corporate United States Holders of principal and interest on a note, dividends on Class A common stock, the proceeds of the sale of a note and the proceeds of the sale of Class A common stock. A United States Holder of a note may be subject to "back-up withholding" at the rate of 28% with respect to certain of such "reportable payments". In general, these back-up withholding rules apply if such holder, among other things, (1) fails to furnish a taxpayer identification number (or TIN) to the payor or establish an exemption from backup withholding, (2) furnishes an incorrect TIN, (3) fails to report properly certain interest or dividend income or (4) under certain circumstances, fails to certify under the penalty of perjury that the TIN furnished is the correct number and that such holder is not subject to backup withholding under the Code. Any amounts withheld under the back-up withholding rules from payments to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service. Back-up withholding will not apply, however, with respect to payments made to certain holders of the notes, including generally corporations, provided that their exemption from back-up withholding is properly established. United States Holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such an exemption.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 175,000,000 shares of Class A common stock, $0.001 par value per share, 37,500,000 shares of Class B common stock, $0.001 par value per share, 5,720 shares of Series AA preferred stock, $0.001 par value per share, 10,000 shares of Class A preferred stock, $638 par value per share, and 994,280 undesignated shares of preferred stock, $0.001 par value per share, the terms and provisions of which may be designated by our board of directors in the future. The following summary of our capital stock is qualified in its entirety by reference to the company's certificate of incorporation, as amended, and by-laws, as amended.

COMMON STOCK

     As of March 31, 2003, there were 85,707,418 shares of Class A common stock and 16,417,073 shares of Class B common stock issued and outstanding.

  VOTING RIGHTS; CONVERSION OF CLASS B COMMON STOCK

     The Class A common stock and Class B common stock have the same rights and powers, except that a share of Class A common stock entitles the holder to one vote and a share of Class B common stock entitles the holder to ten votes. Except as required by Delaware law, the holders of Class A common stock and Class B common stock vote together as a single class. Each share of Class B common stock is convertible at the option of its holder into one share of Class A common stock at any time. In addition, each share of Class B common stock converts automatically into one share of Class A common stock upon the sale or other transfer of such share of Class B common stock to a person who, or entity which, is not a permitted transferee. "Permitted transferees" include (1) Kevin
P. Reilly, Sr.; (2) a descendant of Kevin P. Reilly, Sr.; (3) a spouse or surviving spouse (even if remarried) of any individual named or described in (1) or (2) above; (4) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (1), (2) and (3) above; and (5) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (1), (2), (3) and (4) above. Furthermore, each share of Class B common stock converts automatically into one share of Class A common stock in the event the number of outstanding shares of Class B common stock falls below 10% of the total number of outstanding shares of Class A and Class B common stock taken together.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of such class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely. Our certificate of incorporation, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class.

  DIVIDENDS; LIQUIDATION RIGHTS

     All of the outstanding shares of common stock are fully paid and nonassessable. In the event of our liquidation or dissolution, following any required distribution to the holders of outstanding shares of preferred stock, the holders of common stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. Because we are a holding company with no significant assets or independent operations, we can only pay dividends declared by the board of directors to the extent that cash can be upstreamed to us from our subsidiaries for this purpose. Lamar Media's existing indentures and bank credit facility restrict the amount of dividends that may be paid to us. Subject to the preferential rights of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends. No dividend may be paid in cash or property on any share of either class of common stock unless simultaneously the same dividend is paid on each share of the other class of common stock. If a stock dividend is declared, holders of a specific class of common stock will be entitled to receive only additional shares of the same class.

  OTHER PROVISIONS

     The common stock is redeemable in the manner and on the conditions permitted under Delaware law and as may be authorized by the board of directors. Holders of common stock have no right to subscribe to new issuances of common stock. Any outstanding shares of Class A or Class B common stock, which Lamar Advertising subdivides by stock split or recapitalization, or combines by reverse stock split or otherwise, will be subdivided or combined on an equal basis.

  TRANSFER AGENT

     American Stock Transfer and Trust Company serves as the transfer agent and registrar for the Class A common stock.

  SERIES AA PREFERRED STOCK

     As of March 31, 2003, there were 5,720 shares of Series AA preferred stock issued and outstanding, all of which are fully paid and nonassessable.

  RANK

     The Series AA preferred stock ranks senior to the common stock with respect to dividends and upon our dissolution or liquidation.

  DIVIDENDS

     Holders of shares of Series AA preferred stock are entitled to receive distributions if declared by the board of directors out of funds legally available to make such payments, cash dividends at a rate of $15.95 per share per quarter. Dividends accrue and cumulate from the date of issuance of the shares. As of the date of this prospectus supplement, all accrued dividends have been paid. We intend to continue paying dividends on the Series AA preferred stock.

  DISSOLUTION OR LIQUIDATION

     Upon our voluntary or involuntary dissolution or liquidation, the holders of the Series AA preferred stock are entitled to receive, before any payment may be made or any assets distributed to the holders of common stock, the sum of $638 per share and any dividends accrued and unpaid on the stock. Upon any dissolution or liquidation, whether voluntary or involuntary, if the assets distributed among the holders of the Series AA preferred stock are insufficient to permit the payment to a stockholder of the full preferential amounts to which they are entitled, then all of our assets to be distributed upon dissolution or liquidation will be distributed to the holders of Series AA preferred stock before any distribution to holders of common stock. A merger or consolidation of us with or into any other corporation or corporations is not considered to be a dissolution or liquidation.

  VOTING RIGHTS

     Holders of Series AA preferred stock are entitled to one vote per share.

CLASS A PREFERRED STOCK

     We currently have authorized 10,000 shares of Class A preferred stock, none of which are issued and outstanding as of the date of this prospectus supplement. The Class A preferred stock has substantially identical rights, preferences and privileges to the Series AA preferred stock, except that the Class A preferred stock does not have any voting rights other than as required under the General Corporation Law of the State of Delaware.

ADDITIONAL PREFERRED STOCK

     We currently have authorized 994,280 shares of undesignated preferred stock, none of which were issued and outstanding as of the date of this prospectus. Under Delaware law and our certificate of incorporation, we may issue shares of undesignated preferred stock from time to time, in one or more classes or series, as authorized by our board of directors, generally without the approval of our stockholders.

     Subject to limitations prescribed by Delaware law and our certificate of incorporation and by-laws, the board of directors can fix the number of shares constituting each class or series of preferred stock and the designations, powers, preferences and other rights of such series as well as the qualifications, limitations or restrictions on such powers, preferences and rights. These may include such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors or duly authorized committee.

     Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's voting stock. Under
Section 203, a business combination between us and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in certain instances) or (3) the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                      DESCRIPTION OF MATERIAL INDEBTEDNESS

     The following is a description of our material indebtedness, other than the notes. The following summaries are qualified in their entirety by reference to the credit and security agreements and indentures to which each summary relates, copies of which we will provide upon request.

5 1/4% CONVERTIBLE NOTES DUE 2006

     On August 10, 1999, we issued $287.5 million aggregate principal amount of 5 1/4% Convertible Notes due 2006 under an indenture among us, as issuer, certain of our subsidiaries and State Street Bank and Trust Company, as trustee. These notes are senior unsecured obligations, which are structurally subordinated to all existing and future indebtedness of our existing and future subsidiaries. These notes bear interest at 5 1/4% per annum, payable twice a year on each March 15 and September 15.

     The notes are convertible at the option of the holder into shares of our Class A common stock at any time before the maturity date at a conversion rate of 21.6216 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances.

     Upon a "change in control" (as defined in the indenture), holders of the notes have the right to require us to repurchase the notes at 100% of the principal amount of the notes, plus accrued interest to the repurchase date.

     We may redeem these notes, in whole or in part, at any time on or after September 18, 2002. If a redemption occurs before September 15, 2006, we will pay a premium on the principal amount of the notes. This premium decreases annually from by 0.75% per year from 3.0% premium for a redemption on or after September 18, 2002, to 0.75% premium for a redemption on or after September 15, 2005, and is phased out completely on September 15, 2006.

BANK CREDIT FACILITY

     Lamar Media's bank credit facility, for which JPMorgan Chase Bank serves as administrative agent, consists of a $225.0 million revolving bank credit facility, a $975.0 term facility with two tranches, a $300.0 million Term A facility and a $675.0 million Term B facility, and a $500.0 million incremental facility. The incremental facility permits Lamar Media's to request that its lenders enter into commitments to make additional term loans to it, up to a maximum aggregate amount of $500.0 million. Lamar Media's lenders have no obligation to make additional loans under the incremental facility, but may enter into such commitments in their sole discretion.

  REDUCTIONS IN COMMITMENTS; AMORTIZATION

     The Term A and Term B loans will begin amortizing on March 31, 2005. The Term A loan amortizes in quarterly installments that increase as follows (dollars in thousands):

March 31, 2005 - December 31, 2005..........................  $11,250
March 31, 2006 - December 31, 2006..........................   15,000
March 31, 2007 - December 31, 2008..........................   18,750
March 31, 2009 - June 30, 2009..............................   22,500

     The Term B loan amortizes in nominal amounts until maturity. The revolving bank credit facility and the Term A facility loans will mature on June 30, 2009. The Term B loans will mature on June 30, 2010.

  INTEREST

     Interest on borrowings under the facilities will be calculated, at Lamar Media's option, at a spread above a base rate equal to either:

     - the "Adjusted Base Rate" which is equal to the highest of: the rate publicly announced by JPMorgan Chase Bank as its prime lending rate; and the applicable federal funds rate plus 0.5%;

       or

     - the rate at which eurodollar deposits for one, two, three or six months (as selected by Lamar Media) are quoted on the Dow Jones Telerate Screen.

     The spread applicable to borrowings under the revolving bank credit facility, Term A and Term B facilities will be determined by reference to our trailing leverage ratio (total debt to trailing four fiscal quarter EBITDA, as defined in the bank credit facility (see "-- Covenants" below)). The spread applicable for borrowings under the Term B facility will be 1.25% for base rate loans and 2.25% for eurodollar loans.

  GUARANTEES; SECURITY

     The obligations under Lamar Media's bank credit facility are guaranteed by us and all of Lamar Media's restricted subsidiaries (all of Lamar Media's existing subsidiaries, except Missouri Logos, a Partnership, a non-wholly owned subsidiary). The guarantees are secured by a pledge of all of Lamar Media's capital stock and all of the capital stock of those subsidiaries.

  COVENANTS

     Under the terms of the bank credit facility, Lamar Media and its subsidiaries are not permitted to incur any additional indebtedness over $100.0 million at any one time outstanding except:

     - indebtedness created by the bank credit facility;

     - indebtedness in respect of notes issued by Lamar Media so long as no default exists at the time of the issuance or would result from the issuance and the terms of the notes comply with certain conditions;

     - existing indebtedness or any extension, renewal, refunding or replacement of any existing indebtedness or indebtedness incurred by the issuance of notes as referred to in the paragraph above; and

     - indebtedness of Lamar Media to any wholly owned subsidiary and of any wholly owned subsidiary to us.

     The bank credit facility also places certain restrictions upon Lamar Media's, and its subsidiaries', ability to, among other things:

     - incur liens or guarantee obligations;

     - pay dividends and make other distributions, including distributions to us;

     - make investments and enter into joint ventures or hedging agreements;

     - dispose of assets; and

     - engage in transactions with affiliates except on an arms-length basis.

     In addition, under the bank credit facility Lamar Media and its subsidiaries cannot exceed the following financial ratios:

     - a total debt ratio, defined as total consolidated debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 6.00 to 1 (through December 30, 2004) and 5.75 to 1 (after December 30, 2004); and

     - a senior debt ratio, defined as total consolidated senior debt to EBITDA, as defined below, for the most recent four fiscal quarters, of 4.00 to 1 (through December 30, 2004) and 3.75 to 1 (after December 30, 2004).

     The bank credit facility also requires Lamar Media and its subsidiaries to maintain the following financial ratios:

     - an interest coverage ratio, defined as EBITDA, as defined below, for the most recent four fiscal quarters to total consolidated accrued interest expense for that period, of at least 2.25 to 1; and

     - a fixed charges coverage ratio, defined as the ratio of EBITDA, as defined below, for the most recent four fiscal quarters to (1) the total payments of principal and interest on debt for such period plus (2) capital expenditures made during such period plus (3) income and franchise tax payments made during such period, of at least 1.05 to 1.

     As defined under the bank credit facility, EBITDA is, for any period, operating income for Lamar Media and its restricted subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period and (except to the extent received or paid in cash by us or any of its restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. Any dividend payment made by Lamar Media or any of its restricted subsidiaries to us during any period to enable Lamar Advertising to pay certain qualified expenses on behalf of Lamar Media and its subsidiaries, shall be treated as operating expenses of Lamar Media for the purposes of calculating EBITDA for such period. EBITDA under the bank credit facility is also adjusted to reflect certain acquisitions or dispositions as if such acquisitions or dispositions were made on the first day of such period.

  CHANGE OF CONTROL

     A change of control of Lamar Media constitutes an event of default, permitting the lenders to accelerate the indebtedness and terminate the bank credit facility. A change in control would occur if:

     - Lamar Media ceased to be our wholly owned subsidiary;

     - Charles W. Lamar, III or Kevin P. Reilly, Sr. and their immediate family (including grandchildren) and entities under their control no longer hold sufficient voting stock of Lamar Advertising to elect at all times a majority of our board of directors;

     - anyone other than the holders specified in the preceding bullet point acquire shares of our Class A common stock representing more than 20% of our ordinary voting power or acquire control of us; or

     - a majority of the seats on our board are occupied by persons who were neither nominated by our board of directors nor appointed by directors so nominated.

  8 5/8% SENIOR SUBORDINATED NOTES DUE 2007

     On September 25, 1997, Lamar Media issued $200.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2007 under an indenture among Lamar Media, as issuer, certain of its subsidiaries and State Street Bank and Trust Company, as trustee. These notes are senior subordinated unsecured obligations, which are subordinated to indebtedness under the bank credit facility and its other senior indebtedness. These notes are senior to all of Lamar Media's existing and future subordinated indebtedness. These notes bear interest at 8 5/8% per annum, payable twice a year on each March 15 and September 15.

     Lamar Media may redeem these notes, in whole or in part, at any time on or after September 15, 2002. If a redemption occurs before September 15, 2005, Lamar Media will pay a premium on the principal amount of the notes. This premium decreases annually from approximately 4.3% for a redemption on or after September 15, 2002, to approximately 1.5% for a redemption on or after September 15, 2004, and is phased out completely on September 15, 2005.

     Lamar Media's obligations under these notes are guaranteed by all of its subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under Lamar Media's bank credit facility.

     The holders of these notes may force Lamar Media to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, Lamar Media fails to make payments on other indebtedness under which it has at least $10.0 million outstanding.

     The indenture places certain restrictions upon Lamar Media's ability and the ability of its subsidiaries to, among other things:

     - incur additional indebtedness;

     - issue preferred stock;

     - pay dividends or make other distributions or redeem capital stock;

     - incur liens or guarantee obligations;

     - dispose of assets; and

     - engage in transactions with affiliates except on an arms' length basis.

     Upon a "change of control" (as defined in the indenture), Lamar Media will be obligated to offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to purchase outstanding notes with the proceeds of the asset sale at a purchase price of 100% of the principal amount plus accrued interest, if any.

8% SUBORDINATED NOTES DUE 2006

     Lamar Media has 8% subordinated notes due 2006 of which there was $6.8 million aggregate principal amount outstanding at March 31, 2003. The ten-year subordinated notes were issued as a portion of the consideration paid on account of stock redemptions occurring in October 1995 and March 1996. These notes bear interest at an annual rate of 8% and amortize monthly until their maturity in 2006.

7 1/4% SENIOR SUBORDINATED NOTES DUE 2013

     On December 23, 2002, Lamar Media issued $260.0 million aggregate principal amount of 7 1/4% Senior Subordinated Notes due 2013 under an indenture among Lamar Media, as issuer, certain of its subsidiaries, and Wachovia Bank of Delaware, National Association, as Trustee. A further issuance of $125.0 million aggregate principal amount of these notes, which constitutes a further issuance of, and form a single series with, these notes is expected to close on June 12, 2003.

     These notes are senior subordinated unsecured obligations, which are subordinated to indebtedness under Lamar Media's bank credit facility and its other senior indebtedness. These notes are senior to all of Lamar Media's existing and future subordinated indebtedness. These notes bear interest at 7 1/4% per annum, payable twice a year on January 1 and July 1.

     Lamar Media may redeem these notes, in whole or in part, at any time on or after January 1, 2008. If a redemption occurs before January 1, 2011, Lamar Media will pay a premium on the principal amount of the notes. This premium decreases annually by approximately 1.21% from 3.625% for a redemption on or after January 1, 2008, to 1.208% for a redemption on or after January 1, 2010, and is phased out completely on January 1, 2011.

     Lamar Media's obligations under these notes are guaranteed by all of its subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under Lamar Media's bank credit facility.

     The indenture for the notes restricts Lamar Media's ability and the ability of its restricted subsidiaries to, among other things:

     - incur additional debt and issue preferred stock;

     - make certain distributions, investments and other restricted payments;

     - create certain liens;

     - enter into transactions with affiliates;

     - limit the ability of restricted subsidiaries to make payments to Lamar Media;

     - merge consolidate or sell substantially all of its assets;

     - limit the ability of its subsidiaries to issue preferred stock; and

     - sell assets.

     Upon a "change of control" (as defined in the indenture), Lamar Media will be required to make an offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Wachovia Securities, LLC. have severally agreed to purchase and we have agreed to sell to them, severally, $250,000,000 principal amount of notes, as indicated below:

NAME                                                           AMOUNT OF NOTES
----                                                           ---------------
J.P. Morgan Securities Inc..................................
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
Wachovia Securities, LLC....................................
                                                                ------------

Total.......................................................    $250,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement and the accompanying prospectus if any notes are taken. However, the underwriters are not required to take or pay for any notes covered by the option of the underwriters to purchase additional notes as described below.

     The underwriters initially propose to offer part of the notes directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a
concession not in excess of $     per note under the public offering price.
After the notes are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     We have granted to the underwriters an option (exercisable for 30 days from the date of this prospectus supplement) to purchase, in the event the underwriters sell more than $250,000,000 amount of notes, up to an additional $37,500,000 aggregate principal amount of notes at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions.

     The following table shows the total underwriting discounts and commissions to be paid to the underwriters by us for the notes. These amounts are shown assuming both no exercise and full exercise of the option of the underwriters to purchase up to $37,500,000 additional principal amount of notes.

UNDERWRITING DISCOUNTS AND
COMMISSIONS PAID BY US                                        NO EXERCISE   FULL EXERCISE
--------------------------                                    -----------   -------------
Per $1,000 principal amount of notes........................
  Total.....................................................

     The notes are a new issue of securities with no established trading market. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     We and certain of our executive officers have agreed, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, not to, during the period ending 90 days after the date of this prospectus supplement:

     - offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock;

     whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

     The restrictions described in the preceding paragraph do not apply to:

     - the issuance and sale of the notes offered by this prospectus supplement;

     - the issuance of shares of common stock upon conversion of the notes;

     - the issuance of our common stock upon the exercise of options, warrants or other rights exercisable for or the conversion of securities convertible into our common stock outstanding as of the date of this prospectus supplement of which J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated have been advised in writing; and

     - the issuance by us of additional options under our existing stock option plans.

     In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the principal amount of notes available for purchase by the underwriters under their option to purchase additional notes. An underwriter can close out a covered short sale by exercising its option to purchase additional notes or purchasing the notes in the open market. In determining the source of notes to close out a covered short sale, an underwriter will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, notes in the open market or impose penalty bids to stabilize the price of the notes. These activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     From time to time, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated have provided, and may provide, various financial advisory, investment banking and commercial banking services to us and our affiliates. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and JPMorgan Chase Bank and Wachovia Bank of Delaware, National Association, an affiliate of Wachovia Securities, LLC, are lenders under our bank credit facility for which they receive customary fees.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the notes offered hereby will be passed upon for us by Palmer & Dodge LLP, Boston. Cahill Gordon & Reindel LLP, New York has acted as counsel for the underwriters.

                                    EXPERTS

     The consolidated financial statements and financial schedules of Lamar Advertising Company and subsidiaries and Lamar Media Corp. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference into this prospectus supplement and the accompanying prospectus and the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP's reports refer to the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and of SFAS No. 142, "Goodwill and Other Intangible Assets."

                           INCORPORATION BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov." Copies of certain information filed by us with the SEC are also available on our website at http://www.lamar.com. Our website is not part of this prospectus.

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - our Annual Report on Form 10-K for the year ended December 31, 2002;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

     - our Current Report on Form 8-K filed with the SEC June 5, 2003; and

     - the description of our Class A common stock contained in the Registration Statement on Form 8-A/A filed with the SEC on July 27, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning using the following contact information:

                              Shareholder Services
                           Lamar Advertising Company
                            5551 Corporate Boulevard
                             Baton Rouge, LA 70808
                                 (225) 926-1000

PROSPECTUS

                                  $750,000,000

                           LAMAR ADVERTISING COMPANY
      DEBT SECURITIES, PREFERRED STOCK, CLASS A COMMON STOCK AND WARRANTS

     Lamar Advertising Company may offer to the public from time to time in one or more series or issuances:

     - debt securities consisting of debentures, notes or other evidences of indebtedness;

     - shares of its preferred stock;

     - shares of its Class A common stock; or

     - warrants to purchase Class A common stock, preferred stock or debt securities.

     Lamar Class A common stock trades on the Nasdaq National Market under the symbol "LAMR". Any Class A common stock sold by means of a prospectus supplement to this prospectus may be listed on the Nasdaq National Market.

     This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" beginning on page 3 of this prospectus before you make your investment decision.

     In this prospectus, "Lamar," "we," "us" and "our" refer to Lamar Advertising Company, excluding, unless the context otherwise requires, its subsidiaries.

     SEE RISK FACTORS BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THESE SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                The date of this prospectus is November 2, 2000.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
WHERE YOU CAN FIND MORE INFORMATION.........................     3
BUSINESS OF LAMAR...........................................     3
NOTE REGARDING FORWARD-LOOKING STATEMENTS...................     4
RISK FACTORS................................................     5
USE OF PROCEEDS.............................................     9
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS.................................................     9
DESCRIPTION OF DEBT SECURITIES..............................    10
DESCRIPTION OF PREFERRED STOCK..............................    18
DESCRIPTION OF LAMAR CLASS A COMMON STOCK...................    19
DESCRIPTION OF WARRANTS.....................................    20
PLAN OF DISTRIBUTION........................................    22
LEGAL MATTERS...............................................    23
EXPERTS.....................................................    24

                      WHERE YOU CAN FIND MORE INFORMATION

     Lamar Advertising and Lamar Media each file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lamar Advertising's and Lamar Media's SEC filings are also available on the SEC's Website at "http://www.sec.gov." Copies of these materials can also be inspected and copied at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     - Current Reports on Form 8-K filed on July 7, 1999, November 23, 1999, February 9, 2000, August 31, 2000, September 6, 2000 and October 17, 2000; and

     - The description of the Class A common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on July 27, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning using the following contact information:

                              Shareholder Services
                           Lamar Advertising Company
                            5551 Corporate Boulevard
                             Baton Rouge, LA 70808
                                 (225) 926-1000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in and incorporated by reference into this prospectus. We are offering to sell securities and soliciting offers to buy securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities offered by this prospectus.

                               BUSINESS OF LAMAR

     Lamar is one of the largest and most experienced owners and operators of outdoor advertising structures in the United States. We conduct a business that has operated under the Lamar name since 1902. As of September 30, 2000, we operated approximately 130,600 displays in 43 states. We also operate the largest logo sign business in the United States. Logo signs are signs located near highway exits which deliver brand name information on available gas, food, lodging and camping services. As of September 30, 2000, we maintained over 89,100 logo sign displays in 20 states. We also operate transit advertising displays on bus shelters, bus benches and buses in several markets.

     Our principal executive offices are located at 5551 Corporate Boulevard, Baton Rouge, Louisiana 70808 and our telephone number is (225) 926-1000.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including documents incorporated by reference, contains "forward-looking statements." These are statements that relate to future periods and include statements about:

     - our expected operating results;

     - our market opportunities;

     - our acquisition opportunities;

     - our ability to integrate successfully the operations of acquired assets and businesses;

     - our ability to compete; and

     - our stock price.

     Generally, the words "anticipates," "believes," "expects," "intends" and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others, those relating to: (1) our significant indebtedness; (2) our need for and ability to obtain additional funding for acquisitions or operations; (3) the integration of companies that we acquire and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions; (4) the continued popularity of outdoor advertising; (5) the regulation of the outdoor advertising industry; (6) the risks and uncertainties described under the caption "Risk Factors" and (7) other factors described in the documents that we file from time with the SEC. See "Where You Can Find More Information." The forward-looking statements contained in this prospectus speak only as of the date of this prospectus.

                                  RISK FACTORS

     An investment in Class A common stock involves a number of risks. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus and the other information that we have referred you to. It is especially important to keep these risk factors in mind when you read forward-looking statements.

THE REQUIRED DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK CURRENTLY HELD BY CLEAR CHANNEL COMMUNICATIONS, INC. COULD CAUSE THE MARKET PRICE OF THE CLASS A COMMON STOCK TO DECLINE.

     A wholly-owned subsidiary of Clear Channel Communications, Inc. currently holds approximately 26 million shares of our Class A common stock formerly held by AMFM Inc. These shares represent approximately 34.8% of our Class A common stock and 28.4% of all our outstanding common stock as of September 30, 2000. Clear Channel must dispose of all of these shares prior to January 1, 2003 under the terms of a consent decree with the Department of Justice. The consent decree was issued in connection with the merger of AMFM Inc. with Clear Channel, which was subject to review and clearance by the Federal Trade Commission and U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, because Clear Channel is also in the outdoor advertising business. These shares were originally issued to a subsidiary of AMFM Inc. in connection with our acquisition of the Chancellor outdoor advertising business. This required disposition could adversely affect the market price of the Class A common stock.

OUR DEBT AGREEMENTS AND THOSE OF OUR WHOLLY-OWNED, DIRECT SUBSIDIARY LAMAR MEDIA CORP. CONTAIN COVENANTS AND RESTRICTIONS THAT CREATE THE POTENTIAL FOR DEFAULTS.

     The terms of the indenture relating to Lamar Advertising's outstanding notes, Lamar Media Corp.'s bank credit facility and the indentures relating to Lamar Media's outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

     - dispose of assets;

     - incur or repay debt;

     - create liens; and

     - make investments.

     Lamar Media's ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements.

     Under Lamar Media's bank credit facility we must maintain specified financial ratios and levels including:

     - interest coverage;

     - fixed charges ratio;

     - senior debt ratios; and

     - total debt ratios.

     If we fail to comply with these tests, the lenders have the right to cause all amounts outstanding under the bank credit facility to become immediately due. If this were to occur and the lenders decide to exercise their right to accelerate the indebtedness, it would create serious financial problems for us. Our ability to comply with these restrictions, and any similar restrictions in future agreements, depends on our operating performance. Because our performance is subject to prevailing economic, financial and business conditions and other factors that are beyond our control, we may be unable to comply with these restrictions in the future.

BECAUSE WE HAVE SIGNIFICANT FIXED PAYMENTS ON OUR DEBT, WE MAY LACK SUFFICIENT CASH FLOW TO OPERATE OUR BUSINESS AS WE HAVE IN THE PAST AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE THESE PAYMENTS AND OPERATE OUR BUSINESS.

     We have borrowed substantial amounts of money in the past and may borrow more money in the future. At September 30, 2000, Lamar Advertising Company had approximately $288 million of convertible notes outstanding. At September 30, 2000, Lamar Media had approximately $1,588 million of debt outstanding consisting of approximately $1,037 million in bank debt, $541 million in various series of senior subordinated notes of Lamar Media and $10 million in various other short-term and long-term debt of Lamar Media.

     A large part of our cash flow from operations must be used to make principal and interest payments on our debt. If our operations make less money in the future, we may need to borrow to make these payments. In addition, we finance most of our acquisitions through borrowings under Lamar Media's bank credit facility which presently has a total committed amount of $1.25 billion in term and revolving credit loans. At September 30, 2000, we had approximately $212 million available to borrow under this bank credit facility. Since our borrowing capacity under Lamar Media's bank credit facility is limited, we may not be able to continue to finance future acquisitions at our historical rate with borrowings under this bank credit facility. We may need to borrow additional amounts or seek other sources of financing to fund future acquisitions. We cannot guarantee that additional financing will be available or available on favorable terms. We also may need the consent of the banks under Lamar Media's bank credit facility, or the holders of other indebtedness, to borrow additional money.

OUR BUSINESS COULD BE HURT BY CHANGES IN ECONOMIC AND ADVERTISING TRENDS.

     We sell advertising space to generate revenues. A decrease in demand for advertising space could adversely affect our business. General economic conditions and trends in the advertising industry affect the amount of advertising space purchased. A reduction in money spent on our displays could result from:

     - a general decline in economic conditions;

     - a decline in economic conditions in particular markets where we conduct business;

     - a reallocation of advertising expenditures to other available media by significant users of our displays; or

     - a decline in the amount spent on advertising in general.

OUR OPERATIONS ARE IMPACTED BY THE REGULATION OF OUTDOOR ADVERTISING.

     Our operations are significantly impacted by federal, state and local government regulation of the outdoor advertising business.

     The federal government conditions federal highway assistance on states imposing location restrictions on the placement of billboards on primary and interstate highways. Federal laws also impose size, spacing and other limitations on billboards. Some states have adopted standards more restrictive than the federal requirements. Local governments generally control billboards as part of their zoning regulations. Some local governments have enacted ordinances which require removal of billboards by a future date. Others prohibit the construction of new billboards and the reconstruction of significantly damaged billboards, or allow new construction only to replace existing structures.

     Local laws which mandate removal of billboards at a future date often do not provide for payment to the owner for the loss of structures that are required to be removed. Some federal and state laws require payment of compensation in such circumstances. Local laws that require the removal of a billboard without compensation have been challenged in state and federal courts with conflicting results. Accordingly, we may not be successful in negotiating acceptable arrangements when our displays have been subject to removal under these types of local laws.

     Additional regulations may be imposed on outdoor advertising in the future. Legislation regulating the content of billboard advertisements has been introduced in Congress from time to time in the past. Additional regulations or changes in the current laws regulating and affecting outdoor advertising at the federal, state or local level may have a material adverse effect on our results of operations.

OUR CONTINUED GROWTH THROUGH ACQUISITIONS MAY BECOME MORE DIFFICULT AND INVOLVES COSTS AND UNCERTAINTIES.

     We have substantially increased our inventory of advertising displays through acquisitions. Our operating strategy involves making purchases in markets where we currently compete as well as in new markets. However, the following factors may affect our ability to continue to pursue this strategy effectively.

     - The outdoor advertising market has been consolidating, and this may adversely affect our ability to find suitable candidates for purchase.

     - We are also likely to face increased competition from other outdoor advertising companies for the companies or assets that we wish to purchase. Increased competition may lead to higher prices for outdoor advertising companies and assets and decrease those that we are able to purchase.

     - We do not know if we will have sufficient capital resources to make purchases, obtain any required consents from our lenders, or find acquisition opportunities with acceptable terms.

     - We must integrate newly acquired assets and businesses into our existing operations. From January 1, 2000 to September 30, 2000, we completed 70 transactions involving the purchase of complementary outdoor advertising assets. The process of integrating these acquisitions may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. Further, we cannot be certain that the benefits and cost savings that we anticipate from these purchases will develop.

WE FACE COMPETITION FROM LARGER AND MORE DIVERSIFIED OUTDOOR ADVERTISERS AND OTHER FORMS OF ADVERTISING THAT COULD HURT OUR PERFORMANCE.

     We cannot be sure that in the future we will compete successfully against the current and future forms of outdoor advertising and other media. The competitive pressure that we face could adversely affect our profitability or financial performance. Although we are the largest company focusing exclusively on outdoor advertising, we face competition from larger companies with more diversified operations which also include radio and other broadcast media. We also face competition from other forms of media, including television, radio, newspapers and direct mail advertising. We must also compete with an increasing variety of other out-of-home advertising media that include advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses.

     In our logo sign business, we currently face competition for state-awarded service contracts from two other logo sign providers as well as local companies. Initially, we compete for state-awarded service contracts as they are privatized. Because these contracts expire after a limited time, we must compete to keep our existing contracts each time they are up for renewal.

IF OUR CONTINGENCY PLANS RELATING TO HURRICANES FAIL, THE RESULTING LOSSES COULD HURT OUR BUSINESS.

     Although we have developed contingency plans designed to deal with the threat posed to our advertising structures by hurricanes, we cannot guarantee that these plans will work. If these plans fail, significant losses could result.

     A significant portion of our structures is located in the Mid-Atlantic and Gulf Coast regions of the United States. These areas are highly susceptible to hurricanes during the late summer and early fall. In the past, we have incurred significant losses due to severe storms. These losses resulted from structural damage, overtime compensation, loss of billboards that could not be replaced under applicable laws and reduced occupancy because billboards were out of service.

     We have determined that it is not economical to obtain insurance against losses from hurricanes and other storms. Instead, we have developed contingency plans to deal with the threat of hurricanes. For example, we attempt to remove the advertising faces on billboards at the onset of a storm, when possible, which permits the structures to better withstand high winds during a storm. We then replace these advertising faces after the storm has passed. However, these plans may not be effective in the future and, if they are not, significant losses may result.

OUR LOGO SIGN CONTRACTS ARE SUBJECT TO STATE AWARD AND RENEWAL.

     A portion of our revenues and operating income come from our state-awarded service contracts for logo signs. We cannot predict what remaining states, if any, will start logo sign programs or convert state-run logo sign programs to privately operated programs. We compete with many other parties for new state-awarded service contracts for logo signs. Even when we are awarded a contract, the award may be challenged under state contract bidding requirements. If an award is challenged, we may incur delays and litigation costs.

     Generally, state-awarded logo sign contracts have a term, including renewal options, of ten to twenty years. States may terminate a contract early, but in most cases must pay compensation to the logo sign provider for early termination. Typically, at the end of the term of the contract, ownership of the structures is transferred to the state without compensation to the logo sign provider. Of our 20 logo sign contracts in place at September 30, 2000, two are subject to renewal in January and February 2001. We cannot guarantee that we will be able to obtain new logo sign contracts or renew our existing contracts. In addition, after we receive a new state-awarded logo contract, we generally incur significant start-up costs. We cannot guarantee that we will continue to have access to the capital necessary to finance those costs.

OUR OPERATIONS COULD BE AFFECTED BY THE LOSS OF KEY EXECUTIVES.

     Our success depends to a significant extent upon the continued services of our executive officers and other key management and sales personnel. Kevin P. Reilly, Jr., our Chief Executive Officer, our nine regional managers and the manager of our logo sign business, in particular, are essential to our continued success. Although we have designed our incentive and compensation programs to retain key employees, we have no employment contracts with any of our employees and none of our executive officers have signed non-compete agreements. We do not maintain key man insurance on our executives. If any of our executive officers or other key management and sales personnel stopped working with us in the future, it could have an adverse effect on our business.

WE HAVE A CONTROLLING STOCKHOLDER THAT CAN CONTROL ANY VOTES TO EXCLUSION OF THE OTHER HOLDERS OF CLASS A COMMON STOCK.

     Purchasers of Class A common stock under this prospectus will have no control over the management or business practices of the company.

     Kevin P. Reilly, Jr., Chief Executive Officer of Lamar Advertising, is the managing general partner of the Reilly Family Limited Partnership. On September 30, 2000 this partnership beneficially owned all of the outstanding shares of Class B common stock, which shares represented approximately 69% total voting power of the Lamar Advertising common stock as of September 30, 2000. As a result, Mr. Reilly, or his successor as managing general partner, controls the outcome of matters requiring a stockholder vote. These matters include electing directors, amending Lamar Advertising's certificate of incorporation or by-laws, adopting or preventing certain mergers or other similar transactions, such as a sale of substantially all of our assets. Mr. Reilly would also decide the outcome of transactions that could give the holders of the Class A common stock the opportunity to realize a premium over the then-prevailing market price for their shares.

     Further, subject to contractual restrictions and general fiduciary obligations, we are not prohibited from engaging in transactions with management or our principal stockholders or with entities in which members of management or Lamar Advertising's principal stockholders have an interest. Lamar Advertising's certificate of incorporation does not provide for cumulative voting in the election of directors and, consequently, the Reilly Family Limited Partnership can elect all the directors.

LAMAR ADVERTISING'S BY-LAWS AND CERTIFICATE OF INCORPORATION CONTAIN CERTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT HARDER TO REALIZE A PREMIUM OVER THE COMMON STOCK'S MARKET PRICE OR MAY AFFECT THE MARKET PRICE OF THE CLASS A COMMON STOCK.

     Provisions of Lamar Advertising's certificate of incorporation and by-laws may discourage a third party from offering to purchase Lamar Advertising. These provisions, therefore, inhibit actions that would result in a change in control of Lamar Advertising. Some of these actions would otherwise give the holders of the Class A common stock the opportunity to realize a premium over the then-prevailing market price of the stock.

     These provisions may also adversely affect the market price of the Class A common stock. For example, under Lamar Advertising's certificate of incorporation Lamar Advertising can issue "blank check" preferred stock with such designations, rights and preferences as Lamar Advertising's board of directors determines from time to time. If issued, this type of preferred stock could be used as a method of discouraging, delaying or preventing a change in control of Lamar Advertising. In addition, if Lamar Advertising issues preferred stock, it may adversely affect the voting and dividend rights, rights upon liquidation and other rights that holders of the common stock currently hold. Lamar Advertising does not currently intend to issue any shares of this type of preferred stock, but retains the right to do so in the future.

     Furthermore, Lamar Advertising is subject to Section 203 of the Delaware General Corporation Law, which may discourage takeover attempts. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder.

YOU MAY NOT RECEIVE ANY CASH DIVIDENDS ON YOUR CLASS A COMMON STOCK.

     Lamar Advertising has never paid cash dividends on its Class A common stock and does not plan to do so in the foreseeable future.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment, refinancing, redemption or repurchase of existing indebtedness or capital stock, working capital, capital expenditures, acquisitions of outdoor advertising assets and businesses and investments. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to that offering.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor for those amounts.

                                     YEAR ENDED                               SIX MONTHS ENDED
                                     OCTOBER 31,   YEAR ENDED DECEMBER 31,        JUNE 30,
                                     -----------   ------------------------   -----------------
                                     1995   1996   1997    1998      1999      1999      2000
                                     ----   ----   ----   -------   -------   -------   -------
Ratio of Earnings to Fixed
  Charges..........................  1.4x   1.8x   1.2x       .8x       .5x       .6x       .2x
Ratio of Earnings to Fixed Charges
  and Preferred Stock
  Dividends(1).....................  1.4x   1.8x   1.1x       .8x       .5x       .6x       .2x
Coverage Deficiency (in
  thousands).......................   n/a    n/a    n/a   $12,446   $54,496   $17,724   $69,257

---------------

(1) In August 1996, the company issued 5,719.49 shares of Class A preferred stock, $638 par value per share. The Class A preferred stock is entitled to a cumulative annual preferential dividend of $63.80 per share. In July 1999, the Class A preferred stock was reclassified as "Series AA preferred stock" with identical rights and privileges, except that the Series AA preferred stock has voting rights. All 5,719.49 shares of Class A preferred stock were exchanged for an equal number of Series AA preferred stock, all of which were outstanding at June 30, 2000. Following the exchange, there were no shares of Class A preferred stock issued and outstanding.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities offered by this prospectus and any accompanying prospectus supplement under an indenture to be entered into by Lamar, the subsidiaries of Lamar, if any, that may guarantee the payment obligations of Lamar under any series of debt securities, which will be referred to herein as the guarantors, and a trustee to be identified in the applicable prospectus supplement, as trustee. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture. We have filed a copy of the proposed form of indenture as an exhibit to the registration statement in which this prospectus is included. Each indenture will be subject to and governed by the terms of the Trust Indenture Act of 1939.

     We may offer under this prospectus up to $750,000,000 aggregate principal amount of debt securities; or if debt securities are issued at a discount, or in a foreign currency, foreign currency units or composite currency, the principal amount as may be sold for an initial public offering price of up to $750,000,000. Unless otherwise specified in the applicable prospectus supplement, the debt securities will represent direct, unsecured obligations of Lamar and will rank equally with all of our other unsecured indebtedness.

     The following statements relating to the debt securities and the indenture are summaries and do not purport to be complete, and are subject in their entirety to the detailed provisions of the indenture.

GENERAL

     We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC. To review the terms of a series of debt securities, you must refer to both the prospectus supplement for the particular series and to the description of debt securities in this prospectus.

     The prospectus supplement will set forth the following terms of the debt securities in respect of which this prospectus is delivered:

           (1) the title;

           (2) the aggregate principal amount;

           (3) the issue price or prices (expressed as a percentage of the aggregate principal amount thereof);

           (4) any limit on the aggregate principal amount;

           (5) the date or dates on which principal is payable;

           (6) the interest rate or rates (which may be fixed or variable) or, if applicable, the method used to determine the rate or rates;

           (7) the date or dates from which the interest, if any, will be payable and any regular record date for the interest payable;

           (8) the place or places where principal and, if applicable, premium and interest, is payable;

           (9) the terms and conditions upon which Lamar may, or the holders may require Lamar to, redeem or repurchase the debt securities;

          (10) the denominations in which the debt securities may be issuable, if other than denominations of $1,000 or any integral multiple thereof;
     (11) whether the debt securities are to be issuable in the form of certificated debt securities (as described below) or global debt securities (as described below);

          (12) the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

          (13) the currency of denomination;

          (14) the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

          (15) if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denomination, the manner in which the exchange rate with respect to these payments will be determined;

          (16) if amounts of principal and, if applicable, premium and interest may be determined (a) by reference to an index based on a currency or currencies other than the currency of denomination or designation or (b) by reference to a commodity, commodity index, stock exchange index or financial index, then the manner in which these amounts will be determined;

          (17) the provisions, if any, relating to any security provided for the debt securities;

          (18) any addition to or change in the covenants and/or the acceleration provisions described in this prospectus or in the indenture;

          (19) any events of default, if not otherwise described, begin under "Events of Default";

          (20) the terms and conditions for conversion into or exchange for shares of Class A common stock or preferred stock;

          (21) any other terms, which may modify or delete any provision of the indenture insofar as it applies to that series;

          (22) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents;

          (23) the terms and conditions, if any, upon which the debt securities and any guarantees thereof shall be subordinated in right of payment to other indebtedness of Lamar or any guarantor; and

          (24) the form and terms of any guarantee.

     We may issue discount debt securities that provide for an amount less than the stated principal amount to be due and payable upon acceleration of the maturity of the debt securities in accordance to the terms of the indenture. We may also issue debt securities in bearer form, with or without coupons. If we issue discount securities or debt securities in bearer form, we will describe United States federal income tax considerations and other special considerations that apply to the debt securities in the applicable prospectus supplement.

     We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do so, we will describe the restrictions, elections, general tax considerations, specific terms and other information with respect to the issue of debt securities and the foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

EXCHANGE AND/OR CONVERSION RIGHTS

     If we issue debt securities that may be exchanged for or converted into shares of Class A common stock or preferred stock, we will describe the term of exchange or conversion in the prospectus supplement relating to those debt securities.

TRANSFER AND EXCHANGE

     We may issue debt securities that will be represented by either:

          (1) "book-entry securities," which means that there will be one or more global securities registered in the name of The Depository Trust Company, as depository, or a nominee of the depository; or

          (2) "certificated securities," which means that they will be represented by a certificate issued in definitive registered form.

     We will specify in the prospectus supplement applicable to a particular offering whether the debt securities offered will be book-entry or certificated securities. Except as set forth under "-- Global Debt Securities and Book Entry System" below, book-entry debt securities will not be issuable in certificated form.

CERTIFICATED DEBT SECURITIES

     If you hold certificated debt securities, you may transfer or exchange them at the trustee's office or at the paying agency in accordance with the terms of the indenture. You will not be charged a service charge for any transfer or exchange of certificated debt securities, but may be required to pay an amount sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

     You may effect the transfer of certificated debt securities and of the right to receive the principal of, premium, and/or interest, if any, on your certificated debt securities only by surrendering the certificate representing your certificated debt securities and having us or the trustee issue a new certificate to the new holder.

GLOBAL DEBT SECURITIES AND BOOK ENTRY SYSTEM

     The depository has indicated that it would follow the procedures described below to book-entry debt securities.

     Only participants that have accounts with the depository for the related global debt security or persons that hold interests through these participants may own beneficial interests in book-entry debt securities. Upon the issuance of a global debt security, the depository will credit, on its book-entry registration and transfer system, each participants' account with the principal amount of the book-entry debt securities represented by the global debt security that is beneficially owned by that participant. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the depository for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the depository for a global debt security, or its nominee, is the registered owner of the global debt security, the depository or its nominee will be considered the sole owner or holder of the book-entry debt securities represented by the global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have these securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing these securities and will not be considered the owners or holders of these securities under the indenture. Accordingly, each person who beneficially owns book-entry debt securities and desires to exercise their rights as a holder under the indenture, must rely on the procedures of the depository for the related global debt security and, if this person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise such rights.

     We understand, however, that under existing industry practice, the depository will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities. Lamar and its agents, and the guarantors, if any, the trustee, and any of their agents, will treat as the holder of a debt security the persons specified in a written statement of the depository with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities under the indenture.

     Payments of principal and, if applicable, premium and interest, on book-entry debt securities will be made to the depository or its nominee, as the case may be, as the registered holder of the related global debt security. Lamar and its agents, and the guarantors, if any, the trustee, and any of their agents will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debt security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that the depository, upon receipt of any payment of principal of, premium, if any, or interest, if any, on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the amounts of book-entry debt securities held by each participant as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through these participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of the participants.

     If the depository is at any time unwilling or unable to continue as depository or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint a successor depository. If we do not appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 within 90 days, we will issue certificated debt securities in exchange for each global debt security. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities. In that case, we will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by that global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in the name or names that the depository instructs the trustee. We expect that these instructions will be based upon directions received by the depository from participants.

     We obtained the information in this section concerning the depository and the depository's book-entry system from sources we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF CHANGE OF CONTROL

     The indenture does not have any covenants or other provisions providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of Lamar or a highly leveraged transaction. If we offer any covenants of this type or provisions with respect to any debt securities in the future, we will describe them in the applicable prospectus supplement.

COVENANTS

     Unless otherwise indicated in this prospectus or a prospectus supplement, the debt securities will not have the benefit of any covenants that limit or restrict our business or operations, the pledging of our assets or the incurrence by us of indebtedness. We will describe in the applicable prospectus supplement any material covenants of a series of debt securities.

     With respect to any series of senior subordinated debt securities, we will agree not to issue debt which is, expressly by its terms, subordinated in right of payment to any other debt of Lamar or Lamar Media, its wholly-owned direct subsidiary, and which is not ranked on a parity with, or subordinate and junior in right of payment to, the senior subordinated debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We have agreed in the indenture that we will not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, unless:

          (1) the person formed by the consolidation or into or with which we are merged or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if we are not the surviving person, the surviving person has expressly assumed all of our obligations, including the payment of the principal of and, premium, if any, and interest on the debt securities and the performance of the other covenants under the indenture; and

          (2) immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing under the indenture.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, the following events will be events of default under the indenture with respect to debt securities of any series:

          (1) we fail to pay any principal of, or premium, if any, when it becomes due;

          (2) we fail to pay any interest within 30 days after it becomes due;

          (3) we fail to observe or perform any other covenant in the debt securities or the indenture for 45 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series;

          (4) we are in default under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of indebtedness under which we or any significant subsidiaries then has more than $10 million in outstanding indebtedness, individually or in the aggregate, and either (a) this indebtedness is already due and payable in full or (b) this default or defaults have resulted in the acceleration of the maturity of the indebtedness;

          (5) any final judgment or judgments that can no longer be appealed for the payment of more than $10 million in money (not covered by insurance) is rendered against us or any of our significant subsidiaries and has not been discharged for any period of 60 consecutive days during which a stay of enforcement is not in effect; and

          (6) certain events occur involving bankruptcy, insolvency or reorganization of Lamar or any of our significant subsidiaries.

     The trustee may withhold notice to the holders of the debt securities of any series of any default, except in payment of principal or premium, if any, or interest on the debt securities of that series, if the trustee considers it to be in the best interest of the holders of the debt securities of that series to do so.

     If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) occurs, and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of any series may accelerate the maturity of the debt securities.

     If this happens, the entire principal amount of all the outstanding debt securities of that series plus accrued interest to the date of acceleration will be immediately due and payable. At any time after an acceleration, but before a judgment or decree based on the acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may rescind and annul the acceleration if (1) all events of default (other than nonpayment of accelerated principal, premium or interest) have been cured or waived, (2) all overdue interest and overdue principal has been paid and (3) the rescission would not conflict with any judgment or decree. In addition, if acceleration occurs at any time when our senior credit facility is in full force and effect, the debt securities of that series shall not become payable until the earlier to occur of (1) five business days following the delivery of a written notice of the acceleration of the debt securities of defaulting series to the agent under our senior credit facility and (2) the acceleration of any indebtedness under our senior credit facility.

     If an event of default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the principal, premium and interest amount with respect to all of the debt securities of any series shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the debt securities of that series.

     The holders of a majority in principal amount of the outstanding debt securities of a series shall have the right to waive any existing default or compliance with any provision of the indenture or the debt securities of that series and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     No holder of any debt security of a series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless:

          (1) the holder gives to the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series make a written request and offer reasonable indemnity to the trustee to institute proceeding as a trustee;

          (3) the trustee fails to institute proceeding within 60 days of the request; and

          (4) the holders of a majority in aggregate principal amount of the outstanding debt securities of that series do not give the trustee a direction inconsistent with their request during the 60-day period.

     However, these limitations do not apply to a suit instituted for payment on debt securities of any series on or after the due dates expressed in the debt securities.

MODIFICATION AND WAIVER

     From time to time, we and the trustee may, without the consent of holders of the debt securities of one or more series, amend the indenture or the debt securities of one or more series, or supplement the indenture, for certain specified purposes, including:

          (1) to provide that the surviving entity following a change of control of Lamar permitted under the indenture shall assume all of our obligations under the indenture and debt securities;

          (2) to provide for uncertificated debt securities in addition to certificated debt securities;

          (3) to comply with any requirements of the SEC under the Trust Indenture Act of 1939;

          (4) to cure any ambiguity, defect or inconsistency, or make any other change that does not adversely affect the rights of any holder;

          (5) to issue and establish the form and terms and conditions; and

          (6) to appoint a successor trustee under the indenture with respect to one or more series.

     From time to time we and the trustee may, with the consent of holders of at least a majority in principal amount of the outstanding debt securities, amend or supplement the indenture or the debt securities, or waive compliance in a particular instance by us with any provision of the indenture or the debt securities; but without the consent of each holder affected by the action, we may not modify or supplement the indenture or the debt securities or waive compliance with any provision of the indenture or the debt securities in order to:

          (1) reduce the amount of debt securities whose holders must consent to an amendment, supplement, or waiver to the indenture or the debt security;

          (2) reduce the rate of or change the time for payment of interest;

          (3) reduce the principal of or premium on or change the stated maturity;

          (4) make any debt security payable in money other than that stated in the debt security;

          (5) change the amount or time of any payment required or reduce the premium payable upon any redemption, or change the time before which no redemption of this type may be made;

          (6) waive a default on the payment of the principal of, interest on, or redemption payment;

          (7) take any other action otherwise prohibited by the indenture to be taken without the consent of each holder by affected that action.

DEFEASANCE AND DISCHARGE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     The indenture permits us, at any time, to elect to discharge our obligations with respect to one or more series of debt securities by following certain procedures described in the indenture. These procedures will allow us either:

          (1) to defease and be discharged from any and all of our obligations with respect to any debt securities except for the following obligations (which discharge is referred to as "legal defeasance"):

             (a) to register the transfer or exchange of the debt securities;

             (b) to replace temporary or mutilated, destroyed, lost or stolen debt securities;

             (c) to compensate and indemnify the trustee; or

             (d) to maintain an office or agency in respect of the debt securities and to hold monies for payment in trust; or

          (2) to be released from our obligations with respect to the debt securities under certain covenants contained in the indenture, as well as any additional covenants which may be contained in the applicable prospectus supplement (which release is referred to as "covenant defeasance").

     In order to exercise either defeasance option, we must deposit with the trustee or other qualifying trustee, in trust for this purpose:

          (1) money;

          (2) U.S. Government Obligations (as described below) or Foreign Government Obligations (as described below) which through the scheduled payment of principal and interest in accordance with their terms will provide money; or

          (3) a combination of money and/or U.S. Government Obligations and/or Foreign Government Obligations sufficient in the written opinion of a nationally-recognized firm of independent accountants to provide money;

which in each case specified in clauses (1) through (3) above, provides a sufficient amount to pay the principal of, premium, if any, and interest, if any, on the debt securities of a series, on the scheduled due dates or on a selected date of redemption in accordance with the terms of the indenture.

     In addition, defeasance may be effected only if, among other things:

          (1) in the case of either legal or covenant defeasance, we deliver to the trustee an opinion of counsel, as specified in the indenture, stating that as a result of the defeasance neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940;

          (2) in the case of legal defeasance, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that, or there has been a change in any applicable federal income tax law with the effect that, and the opinion shall confirm that, the holders of outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes solely as a result of the legal defeasance and will be subject to United States federal income tax on the same amounts, in the same manner, including as a result of prepayment, and at the same times as would have been the case if a defeasance had not occurred;

          (3) in the case of covenant defeasance, we deliver to the trustee an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if a covenant defeasance had not occurred; and

          (4) certain other conditions described in the indenture are satisfied.

     If we fail to comply with our remaining obligations under the indenture and applicable supplemental indenture after a covenant defeasance of the indenture and applicable supplemental indenture, and the debt securities are declared due and payable because of the occurrence of any undefeased event of default, the amount of money and/or U.S. Government Obligations and/or Foreign Government Obligations on deposit with the trustee could be insufficient to pay amounts due under the debt securities of that series at the time of acceleration. We will, however, remain liable in respect of these payments.

     The term "U.S. Government Obligations" as used in the above discussion means securities which are direct obligations of or non-callable obligations guaranteed by the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

     The term "Foreign Government Obligations" as used in the above discussion means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars (1) direct obligations of the government that issued or caused to be issued the currency for the payment of which obligations its full faith and credit is pledged or (2) obligations of a person controlled or supervised by or acting as an agent or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which in either case under clauses (1) or (2), are not callable or redeemable at the option of the issuer.

GUARANTEES

     One or more guarantors may guarantee our payment obligation under any series of debt securities. The terms of these guarantees, if any, will be set forth in the applicable prospectus supplement.

REGARDING THE TRUSTEE

     We will identify the trustee with respect to any series of debt securities in the prospectus supplement relating to the debt securities. You should note that if the trustee becomes a creditor of Lamar, the indenture and the Trust Indenture Act of 1939 limit the rights of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of certain claims, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates. If, however, the trustee, acquires any "conflicting interest" within the meaning of the Trust Indenture Act of 1939, it must eliminate the conflict or resign.

     The holders of a majority in principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. If an event of default occurs and is continuing, the trustee, in the exercise of its rights and powers, must use the degree of care and skill of a prudent person in the conduct of his or her own affairs. Subject to this provision, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the debt securities, unless they have offered to the trustee reasonable indemnity or security.

                         DESCRIPTION OF PREFERRED STOCK

     We currently have authorized 1,000,000 shares of undesignated preferred stock, 5,719.49 of which are issued and outstanding as Series AA Preferred Stock as of the date of this prospectus. Under Delaware law and our certificate of incorporation, we may issue additional shares of undesignated preferred stock from time to time, in one or more classes or series, as authorized by the board of directors, generally without the approval of the stockholders.

     Subject to limitations prescribed by Delaware law and our certificate of incorporation and by-laws, the board of directors can fix the number of shares constituting each class or series of preferred stock and the designations, powers, preferences and other rights of that series as well as the qualifications, limitations or restrictions on those powers, preferences and rights. These may include provisions concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and any other subjects or matters the board of directors or duly authorized committee may fix by resolution.

     The board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares might believe to be in their best interests or in which holders of some, or a majority, of the shares might receive a premium for their shares over the then-market price of the shares.

     If we offer a specific class or series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for the offering and will file a copy of the certificate of designation establishing these terms with the SEC. This description will include:

          (1) the title and stated value;

          (2) the number of shares offered, the liquidation preference per share and the purchase price;

          (3) the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for these dividends;

          (4) whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate; (5) the procedures for any auction and remarketing, if any;

          (6) the provisions for a sinking fund, if any;

          (7) the provisions for redemption, if applicable;

          (8) any listing of the preferred stock on any securities exchange or market;

          (9) whether the preferred stock will be convertible into our Class A common stock, and, if applicable, the conversion price (or how it will be calculated) and conversion period;

          (10) whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated) and exchange period;

          (11) voting rights, if any, of the preferred stock;

          (12) whether interests in the preferred stock will be represented by depositary shares;

          (13) a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock;

          (14) the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Lamar;

          (15) any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Lamar; and

          (16) any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Lamar, rank as follows:

          (1) senior to all classes or series of our Class A common stock, and to all equity securities issued by us the terms of which specifically provide that the equity securities rank junior to the preferred stock with respect to these rights;

          (2) on a parity with all equity securities issued by us that do not rank senior or junior to the preferred stock with respect to these rights; and

          (3) junior to all equity securities issued by us the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of Lamar (including any entity with which we may be merged or consolidated or to which all or substantially all of our assets may be transferred or which transfers all or substantially all of our assets).

As used for these purposes, the term "equity securities" does not include convertible debt securities.

                   DESCRIPTION OF LAMAR CLASS A COMMON STOCK

GENERAL

     Lamar's authorized common stock consists of 175,000,000 shares of Class A common stock and 37,500,000 shares of Class B Common Stock. At October 17, 2000, there were 75,392,608 shares of Class A common stock and 17,000,000 shares of Class B common stock issued and outstanding.

VOTING RIGHTS; CONVERSION OF CLASS B COMMON STOCK

     The Class A common stock and Class B common stock have the same rights and powers, except that a share of Class A common stock entitles the holder to one vote and a share of Class B common stock entitles the holder to ten votes. Except as required by Delaware law, the holders of Class A common stock and Class B common stock vote together as a single class. Each share of Class B common stock is convertible at the option of its holder into one share of Class A common stock at any time. In addition, each share of Class B common stock converts automatically into one share of Class A common stock upon the sale or other transfer of a share of Class B common stock to a person who, or entity which, is not a Permitted Transferee. "Permitted Transferees" include (1) Kevin
P. Reilly, Sr.; (2) a descendant of Kevin P. Reilly, Sr.; (3) a spouse or surviving spouse (even if remarried) of any individual named or described in (1) or (2) above; (4) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (1), (2) and (3) above; and (5) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (1), (2), (3) and (4) above.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve any amendment to the certificate of incorporation that would increase or decrease the par value of that class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect that class adversely. Our certificate of incorporation, however, allows for amendments to increase or decrease the number of authorized shares of Class A common stock or Class B common stock without a separate vote of either class.

DIVIDENDS; LIQUIDATION RIGHTS

     All of the outstanding shares of common stock are fully paid and nonassessable. In the event of the liquidation or dissolution of Lamar, following any required distribution to the holders of outstanding shares of preferred stock, the holders of common stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. We may pay dividends if, when and as declared by the board of directors from funds legally available therefor, subject to the restrictions set forth in our existing indentures and our senior credit facility. Subject to the preferential rights of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for that purpose. No dividend may be declared or paid in cash or property on any share of either class of common stock unless simultaneously the same dividend is declared or paid on each share of the other class of common stock, provided that, in the event of stock dividends, holders of a specific class of common stock shall be entitled to receive only additional shares of that class.

OTHER PROVISIONS

     The common stock is redeemable in the manner and on the conditions permitted under Delaware law and as may be authorized by the board of directors. Holders of common stock have no preemptive rights.

TRANSFER AGENT

     American Stock Transfer and Trust Company serves as the transfer agent and registrar for the Class A common stock.

                            DESCRIPTION OF WARRANTS

GENERAL

     We may issue warrants to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or Class A common stock (which we refer to as

Class A common stock warrants). Any of these warrants may be issued independently or together with any other securities offered by this prospectus and may be attached to or separate from the other securities. If warrants are issued, they will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all of which will be described in the prospectus supplement relating to the warrants being offered.

DEBT WARRANTS

     We will describe the terms of debt warrants offered the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

          (1)  the title;

          (2)  the aggregate number offered;

          (3)  their issue price or prices;

          (4) the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

          (5) the designation and terms of any related debt securities and the number of debt warrants issued with each security;

          (6) the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

          (7) the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

          (8)  the commencement and expiration dates of the right to exercise;

          (9)  the maximum or minimum number which may be exercised at any time;

          (10) a discussion of the material United States federal income tax considerations applicable to exercise; and

          (11) any other terms, procedures and limitations relating to exercise.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, or premium, if any, or interest, if any, on the securities purchasable upon exercise.

OTHER WARRANTS

     The applicable prospectus supplement will describe the following terms of preferred stock warrants or class a common stock warrants offered under this prospectus:

          (1)  the title;

          (2)  the securities issuable upon exercise;

          (3)  the issue price or prices;

          (4) the number of warrants issued with each share of preferred stock or Class A common stock;

          (5) any provisions for adjustment of (a) the number or amount of shares of preferred stock or Class A common stock receivable upon exercise of the warrants or (b) the exercise price;

          (6) if applicable, the date on and after which the warrants and the related preferred stock or Class A common stock will be separately transferable;

          (7) if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

          (8) any other terms, including terms, procedures and limitations relating to exchange and exercise;

          (9)  the commencement and expiration dates of the right to exercise;
     and

          (10)  the maximum or minimum number that may be exercised at any time.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or Class A common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to the corporation trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and
(b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or Class A common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered by us in this prospectus:

          (1)  directly to purchasers;

          (2)  through agents;

          (3)  through dealers;

          (4)  through underwriters; or

          (5)  through a combination of any of these methods of sale.

     We and our agents and underwriters may sell the securities being offered by us in this prospectus from time to time in one or more transactions:

          (1)  at a fixed price or prices, which may be changed;

          (2)  at market prices prevailing at the time of sale;

          (3)  at prices related to the prevailing market prices; or

          (4)  at negotiated prices.

     We may solicit directly offers to purchase securities. We may also designate agents from time to time to solicit offers to purchase securities. Any agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, may then resell the securities to the public at varying prices to be determined by that agent at the time of resale.

     If we use underwriters to sell securities, we will enter into an underwriting agreement with them at the time of the sale to them. We have filed a copy of the proposed form of underwriting agreement as an exhibit to the registration statement in which this prospectus is included. The names of the underwriters will be set forth in the prospectus supplement that will be used by them together with this prospectus to make resales of the securities to the public. In connection with the sale of the securities offered, these underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions. Underwriters may also receive commissions from purchasers of the securities.

     Underwriters may also use dealers to sell securities. If this happens, these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by us to underwriters in connection with the offering of the securities offered in this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that they may be required to make in respect of these liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

     If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase the securities offered by us under this prospectus pursuant to contracts providing for payment and delivery on a future date or dates. The obligations of any purchaser under any these contracts will be subject only to those conditions described in the applicable prospectus supplement, and the prospectus supplement will set forth the price to be paid for securities pursuant to these contracts and the commissions payable for solicitation of these contracts.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Each series of securities offered under this prospectus will be a new issue with no established trading market, other than the Class A common stock, which is listed on the Nasdaq National Market. Any shares of common stock sold pursuant to a prospectus supplement will be listed on the Nasdaq National Market, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but these underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We may elect to list any of the securities we may offer from time to time for trading on an exchange or on the Nasdaq National Market, but we are not obligated to do so.

     The anticipated date of delivery of the securities offered hereby will be set forth in the applicable prospectus supplement relating to each offering.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, counsel to Lamar, will give Lamar an opinion on the validity of the securities offered by this prospectus and any accompanying prospectus supplement.

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                                    EXPERTS

     The consolidated financial statements of Lamar Advertising Company and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, incorporated by reference into this prospectus and registration statement have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1999 financial statements refers to a change in the method of accounting for costs of start-up activities.

     The consolidated financial statements of Advantage Outdoor Company, LP and subsidiaries as of and for the year ended December 31, 1999, incorporated by reference into this prospectus and registration statement have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheet of Chancellor Outdoor Media Corporation as of December 31, 1998 and consolidated statements of operations, equity and cash flows for the period from July 22, 1998 to December 31, 1998, the statements of income, divisional equity and cash flows of The Outdoor Division of Whiteco Industries, Inc. for the eleven months ended November 30, 1998, the statements of operations, partners' capital and cash flows of Martin Media, L.P. for the seven months ended July 31, 1998, and the statements of operations, retained earnings and cash flows of Martin & MacFarlane, Inc. for the seven months ended July 31, 1998, incorporated in this registration statement by reference to the Current Report on Form 8-K of Lamar Advertising Company dated July 6, 1999 have been so incorporated in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the Outdoor Advertising Division of Whiteco Industries, Inc., incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given the authority of said firm as experts in auditing and accounting.

     The balance sheets of Martin Media as of December 31, 1997 and 1996 and the related statements of operations, partners' capital (deficit) and cash flows for each of the years ended December 31, 1997, 1996, and 1995 and the balance sheets of Martin & MacFarlane, Inc. as of December 31, 1997 and 1996 and the related statements of income, retained earnings and cash flows for each of the years ended December 31, 1997 and 1996 and the six-month period ended December 31, 1995, all of which have been incorporated by reference in this prospectus and in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The balance sheet of Martin & MacFarlane, Inc. as of June 30, 1995 and the related statements of income, retained earnings and cash flows of Martin & MacFarlane, Inc. for the year ended June 30, 1995, all of which have been incorporated by reference in this prospectus and in the registration statement have been incorporated by reference herein and in the registration statement in reliance upon the report of Barbich Longcrier Hooper & King, Accounting Corporation, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

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